APPLIED MATERIALS®
make possible



2020 NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

January 30, 2020

Dear Fellow Shareholders:

On behalf of the Board of Directors, we are pleased to invite you to attend Applied Materials' 2020 Annual Meeting of Shareholders, which will be held on Thursday, March 12, 2020, at 11:00 a.m. Pacific Time at our corporate offices at 3050 Bowers Avenue, Building 1, Santa Clara, California 95054.

We encourage you to read this Proxy Statement because it contains important information for voting your shares and sets forth how the Board oversaw your investment over the past year. This year's Proxy Statement reflects our continued focus on our business strategy, an engaged and effective Board, sound corporate governance and executive compensation practices, our sustainability and corporate social responsibility strategy and our regular dialogue with and responsiveness to our shareholders.

Financial Performance and Business Strategy

In fiscal 2019, Applied Materials delivered solid results in a challenging market environment that was shaped by down cycles in both semiconductor and display equipment spending. Our broad portfolio of products and technologies has helped make Applied a more resilient company that can perform well in a variety of conditions. We are carefully managing our spending while increasing our R&D investments in new capabilities and products that put us in a great position for the future.

We maintain a positive long-term view of our markets as major new growth drivers emerge in the form of the Internet of Things (IoT), big data and artificial intelligence (AI). As the industry transitions to this new era of computing, there is a tremendous need for innovation in semiconductors and displays, and we believe this creates exciting opportunities for Applied. We remain focused on working closely with our customers to accelerate their roadmaps and bring technology breakthroughs to market.

Shareholder Engagement

We are committed to effective corporate governance that is informed by our shareholders, promotes the long-term interests of our shareholders, and strengthens the Board's and management's accountability.

We have a robust shareholder outreach program that focuses on governance, compensation, environmental and sustainability issues of interest to our shareholders. The outreach is a recurring, year-round effort, led by a cross-functional team that includes members of our Investor Relations, Global Rewards, Diversity and Inclusion, Environmental Health and Safety and Legal functions, with participation of independent directors where appropriate. Shareholder feedback directly informs the Board's decision-making on a variety of matters.

In response to the high level of shareholder support at last year's annual meeting for a proposal for shareholder action by written consent, management and directors engaged in an extensive shareholder outreach to hear directly from our shareholders on their views on the topic. Feedback received was shared and discussed with the full Board. In response to the shareholder feedback and after careful consideration, the Board is submitting for shareholder approval an amendment and restatement of our Certificate of Incorporation to allow shareholder action by written consent.

Thank you for your continued investment in and support of Applied Materials.

Sincerely,

Thomas J. Iannotti
Chairman of the Board

Gary E. Dickerson
President and Chief Executive Officer

3050 Bowers Avenue
Santa Clara, California 95054
Phone: (408) 727-5555

Mailing Address:
Applied Materials, Inc.
3050 Bowers Avenue
P.O. Box 58039
Santa Clara, California 95052-8039

APPLIED MATERIALS®

NOTICE OF
2020 ANNUAL MEETING OF SHAREHOLDERS

Thursday, March 12, 2020
at 11:00 a.m. Pacific Time

The 2020 Annual Meeting of Shareholders of Applied Materials, Inc. will be held on Thursday, March 12, 2020, at 11:00 a.m. Pacific Time at our corporate offices at 3050 Bowers Avenue, Building 1, Santa Clara, California 95054.

Items of Business

1. To elect ten directors to serve for a one-year term and until their successors have been duly elected and qualified.
2. To approve, on an advisory basis, the compensation of our named executive officers for fiscal year 2019.
3. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2020.
4. To approve an amendment and restatement of our Certificate of Incorporation to allow shareholders to act by written consent.
5. To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

Your vote is important to us. You may vote via the Internet or by telephone, or if you requested to receive printed proxy materials, by signing, dating and returning your proxy card. If you are voting via the Internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on Wednesday, March 11, 2020. For specific voting instructions, please refer to the information provided in the following Proxy Statement, together with your proxy card or the voting instructions you receive by e-mail or that are provided via the Internet.

If you received a Notice of Internet Availability of Proxy Materials on how to access the proxy materials via the Internet, a proxy card was not sent to you, and you may vote only via the Internet, unless you have requested a paper copy of the proxy materials, in which case, you may also vote by telephone or by signing, dating and returning your proxy card. Shares cannot be voted by marking, writing on and returning the Notice of Internet Availability. Any Notices of Internet Availability that are returned will not be counted as votes. Instructions for requesting a paper copy of the proxy materials are set forth on the Notice of Internet Availability.

By Order of the Board of Directors

Christina Y. Lai
Corporate Secretary

Santa Clara, California
January 30, 2020

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on March 12, 2020: The Proxy Statement and Annual Report to Shareholders are available at *www.proxyvote.com*.

TABLE OF CONTENTS

Reconciliation of non-GAAP adjusted financial measures used in the Compensation Discussion and Analysis section and elsewhere in this Proxy Statement, other than as part of disclosure of target levels, can be found in Appendix A.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements, including those regarding anticipated growth and trends in our businesses and markets, industry outlooks, market share, technology transitions, our business, strategies and financial performance, our development of new products, technologies and capabilities, and other statements that are not historical fact, and actual results could differ materially. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our 2019 Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. All forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof, and Applied Materials undertakes no obligation to update any such statements.

2020 PROXY STATEMENT SUMMARY

Your proxy is being solicited on behalf of the Board of Directors of Applied Materials, Inc. We are making this Proxy Statement available to shareholders beginning on January 30, 2020. This summary highlights information contained elsewhere in this Proxy Statement. We encourage you to read the entire Proxy Statement for more information prior to voting.

Annual Meeting of Shareholders

Date and Time:	March 12, 2020, 11:00 a.m. Pacific Time
Location:	Applied Materials, Inc., 3050 Bowers Avenue, Building 1, Santa Clara, California 95054
Record Date:	January 16, 2020
Voting:	Shareholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.
Attendance:	Shareholders and their duly appointed proxies may attend the meeting.

Proposals and Board Recommendations

	For More Information	Board Recommendation
Proposal 1 – Election of Directors Judy Bruner, Stephen R. Forrest, Yvonne McGill, Xun (Eric) Chen, Thomas J. Iannotti, Scott A. McGregor, Aart J. de Geus, Alexander A. Karsner, Gary E. Dickerson, Adrianna C. Ma	Pages 1 to 6	✓ FOR each Nominee
Proposal 2 – Executive Compensation Approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2019	Page 20	✓ FOR
Proposal 3 – Ratification of Registered Accounting Firm Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2020	Page 48	✓ FOR
Proposal 4 – Amend and Restate our Certificate of Incorporation to Allow Shareholders to Act by Written Consent Approval of an amendment and restatement of our Certificate of Incorporation to allow shareholders to act by written consent	Pages 50 to 52	✓ FOR

Director Nominees

Name and Occupation	Age	Director Since	Independent	Committees
Judy Bruner Executive Vice President, Administration and Chief Financial Officer, SanDisk Corporation (retired)	61	2016	✓	Governance (Chair) Audit
Xun (Eric) Chen Managing Partner, SB Investment Advisers (US), Inc.	50	2015	✓	Compensation Strategy
Aart J. de Geus Chairman of the Board of Directors, Co-Chief Executive Officer, Synopsys, Inc.	65	2007	✓	Strategy (Chair) Investment
Gary E. Dickerson President and Chief Executive Officer, Applied Materials, Inc.	62	2013		
Stephen R. Forrest Professor of Electrical Engineering & Computer Science, Physics, and Materials Science & Engineering, University of Michigan	69	2008	✓	Audit Strategy Investment
Thomas J. Iannotti Senior Vice President and General Manager, Enterprise Services, Hewlett-Packard Company (retired)	63	2005	✓	Compensation (Chair)
Alexander A. Karsner Senior Strategist, X	52	2008	✓	Compensation Governance
Adrianna C. Ma Managing Partner, Haleakala Holdings LLC	46	2015	✓	Investment (Chair) Audit Governance
Yvonne McGill Chief Financial Officer, Senior Vice President, Infrastructure Solutions Group and Global Financial Planning and Analysis, Dell Technologies	52	2019	✓	Audit
Scott A. McGregor President and Chief Executive Officer, Broadcom Corporation (retired)	63	2018	✓	Audit Strategy

Board Practices and Composition

Ensuring the Board is composed of directors who possess a wide variety of relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of shareholders is a top priority of the Board and the Corporate Governance and Nominating Committee. Our Board composition reflects strong Board practices that support regular refreshment based on board needs and proactive succession planning.

Director Nominee Expertise


Semiconductor Industry & Technology 8
Financial and Accounting 3
Global Business 8
Strategy and Innovation 7
Operations and Infrastructure 6
Government Policy 2
M&A and Organizational Growth 5
Risk Management 6
Public Company Board Experience 8
Executive Leadership 7

Key Attributes


Independence
9 of 10 director nominees are independent
Diversity
40% of director nominees are ethnically and/or gender diverse
• 30% are female
• 20% are ethnically diverse
Tenure
2 directors added to Board over last 2 years
> 10 years tenure 4 directors
4-10 years tenure 3 directors
0-4 years tenure 3 directors

Board Practices Support Thoughtful Board Composition

Board Composition to Support Company Strategy

The Board and the Corporate Governance and Nominating Committee regularly evaluate the size and composition of the Board to ensure appropriate alignment with the Company's evolving business and strategic needs.

Policy on Board Diversity

The Board is committed to having a Board that reflects diverse perspectives, including those based on gender, ethnicity, skills, experience at policy-making levels in areas that are relevant to the Company's global activities, and functional, geographic or cultural background. The Board has adopted a Policy on Diversity as part of its Corporate Governance Guidelines, which highlights its commitment to actively seek out women and ethnically diverse director candidates.

Annual Board Evaluations

The Board conducts an annual self-assessment of Board, Board Committees and individual directors to evaluate effectiveness.

Board Refreshment

The Board believes the fresh perspectives brought by new directors are critical to a forward-looking and strategic Board when appropriately balanced by the deep understanding of Applied's business provided by longer-serving directors.

Director Succession Planning

The Corporate Governance and Nominating Committee reviews the short- and long-term strategies and interests of Applied to determine what current and future skills and experience are required of the Board in exercising its oversight function.

Corporate Governance

We are committed to effective corporate governance that is informed by our shareholders, promotes the long-term interests of our shareholders, and strengthens Board and management accountability.

Governance Highlights

✓ Annual Election of Directors	✓ Shareholder Proxy Access
✓ Independent Chairman of the Board	✓ No Poison Pill
✓ Highly Independent Board (9 of 10 Director nominees) and Committees	✓ No Supermajority Vote Requirements
✓ Annual Board, Committee and Individual Evaluations	✓ Majority Voting for Directors
✓ Robust Board Succession Planning	✓ Regular Executive Sessions of Independent Directors
✓ Active Shareholder Engagement Practices	✓ Stock Ownership Guidelines for Directors and Executives
✓ Shareholder Right to Call a Special Meeting	✓ Clawback Policy for Annual and Long-Term Incentive Plans

Shareholder Engagement

We believe that strong corporate governance should include regular engagement with our shareholders to enable us to understand and respond to shareholder concerns. We have a robust shareholder outreach program led by a cross-functional team that includes members of our Investor Relations, Global Rewards, Diversity and Inclusion, Environmental Health and Safety and Legal functions. Independent members of our Board are also involved, as appropriate. In the fall, we solicit feedback on our executive compensation program, corporate governance practices, and sustainability and inclusion and diversity initiatives, as well as any matters voted on at our prior annual meeting. After the filing of our proxy statement, we engage again with our shareholders about important topics to be addressed at our annual meeting. Following our annual meeting, we review the results of the meeting and investor feedback, as well as evaluate emerging trends in corporate governance and other areas. We share feedback we receive from our shareholders with the Human Resources and Compensation Committee, Corporate Governance and Nominating Committee, and the full Board. Shareholder input is then factored into the Board's decision-making. See "*Shareholder Engagement*" on page 13 for more information.

In response to the high level of shareholder support at last year's annual meeting for the proposal on shareholder action by written consent, this year, we also engaged in extensive shareholder outreach to hear directly from our shareholders on their views on shareholder action by written consent, as well as our existing special meeting process. Some of our independent directors participated in the outreach with several of our shareholders. Feedback received from the shareholders was shared and discussed with the Board. See "*Shareholder Engagement*" on page 13 for more information.

Executive Compensation

Company Overview

Applied Materials is the leader in materials engineering solutions used to produce virtually every new chip and advanced display in the world. Our expertise in modifying materials at atomic levels and on an industrial scale enables customers to transform possibilities into reality. At Applied Materials, our innovations make possible the technology shaping the future.

We develop, design, produce and service semiconductor and display equipment for manufacturers that sell into highly competitive and rapidly changing end markets. Our competitive positioning is driven by our ability to identify major technology inflections early, and to develop highly differentiated materials engineering solutions for our customers to enable those technology inflections. Through our broad portfolio of products and technologies, innovation leadership and focused investments in research and development, we are enabling our customers' success and creating significant value for our shareholders.

2019 Performance Highlights

Over the past several years, our broad portfolio of products and services has made Applied a more resilient company that can perform well in a variety of conditions. In 2019, we delivered solid performance against very aggressive targets in a challenging market environment that was affected by down cycles in both memory and display equipment spending. Key highlights include:

- Revenue of $14.6 billion;
- Operating profit of $3.4 billion, resulting in GAAP EPS of $2.86, and non-GAAP adjusted EPS of $3.04 (see Appendix A for a reconciliation of non-GAAP adjusted measures);
- Delivered operating cash flow of $3.2 billion, equal to 22% of revenue; and
- Returned $3.2 billion to shareholders through dividends and share repurchases.

Highlights of five-year performance achievements across key financial measures


Revenue
+51%
$14.6B
$9.7B
FY2015
FY2019
Non-GAAP Adjusted
Operating Margin
+3.9 PTS
23.5%
19.6%
FY2015
FY2019
Non-GAAP Adjusted EPS
+155%
$3.04
$1.19
FY2015
FY2019

Non-GAAP adjusted operating margin and non-GAAP adjusted EPS are performance targets under our bonus and long-term incentive plans. See Appendix A for non-GAAP reconciliations.

Strategic and Operational Highlights

We believe the electronics industry is in a period of transition as major new growth drivers emerge in the form of the Internet of Things (IoT), big data and artificial intelligence (AI). In fiscal 2019, we continued to focus on initiatives that will help accelerate our customers' roadmaps and put Applied in the best position for the future. Key highlights include:

- We continued to prioritize our operating expenses towards R&D to solve major technology challenges for our customers and drive our long-term growth strategy.
- In addition to advancements in our traditional unit process equipment, we introduced new Integrated Materials Solutions – a new category of products that combine multiple process steps in a single system to help customers create new types of semiconductor structures and devices.
- We strengthened our capabilities to address the growing number of applications within the IoT, communications, automotive, power and sensor markets.
- We grew our installed base of semiconductor and display equipment by approximately 2,000 systems to now total nearly 43,000. Also, the number of tools we have under long-term service agreements (which generate subscription-style revenue) has increased by approximately 30% since 2017.
- We expanded our R&D capabilities by opening the Materials Engineering Technology Accelerator (META Center), a state-of-the-art facility aimed at speeding customer prototyping of new materials, process technologies and devices. The META Center extends Applied's ability to collaborate with customers to pioneer new ways of improving chip performance, power and cost.

The Human Resources and Compensation Committee ("HRCC") approved an aggressive set of scorecard targets for the executive officers for fiscal 2019, including financial targets above any levels that Applied had achieved in the past, as well as equally challenging operational targets. Although the aggressive targets resulted in below-target bonus payments, the Company expects to see market share growth for calendar year 2019 and also made significant progress on long-term growth initiatives.

During fiscal 2019, Applied delivered solid financial and operational performance in a challenging environment and made meaningful progress towards our long-term strategic goals that are focused on enabling strong longer-term revenue and EPS growth; however, the results were below aggressively set targets. Accordingly, bonus payouts to our executive officers were below target bonus amounts. As part of our multi-year incentive program, for the period of 2017 to 2019, the HRCC approved aggressive goals for non-GAAP adjusted operating margin and wafer fabrication equipment ("WFE") market share. The results for this three-year performance period were above target, resulting in above target level performance share unit awards for our executive officers.

Stock Price Performance

In fiscal 2019, our stock price performance reflected steady market optimism, particularly in the second half of the year, as the semiconductor market environment showed early signs of strength in foundry and logic spending, and continued reduction in memory inventory levels. Over the past five years, Applied has outperformed the S&P 500 Index, as shown below. In addition, Applied outperformed peers by over 40% in fiscal 2019.

FY2015 – FY2019 Total Shareholder Return vs. Key Peers


300%
200%
100%
0%
219%
187%
71%
FY2015
FY2016
FY2017
FY2018
FY2019
AMAT
S&P 500
FY19 Proxy Peers

Primary Compensation Elements and Executive Compensation Highlights for Fiscal 2019

The primary elements of our compensation program consist of base salary, annual incentive bonuses and long-term incentive awards. Other elements of compensation include a 401(k) savings plan, deferred compensation benefits and other benefits programs that are generally available to all employees. Primary elements and highlights of our fiscal 2019 compensation program were as follows:

Element of Pay	Structure	Highlights
Base Salary (see page 29)	■ Fixed cash compensation for expected day-to-day responsibilities ■ Reviewed annually and adjusted when appropriate, based on scope of responsibility, performance, time in role, experience, and competitive market for executive talent	■ Fiscal 2019 salaries for each named executive officer ("NEO") increased from 2018 levels to reflect increases in competitive pay positioning levels
Annual Incentive Bonuses (see page 29)	■ Variable compensation paid in cash ■ Based on performance against pre-established financial, operational, strategic and individual performance measures ■ Financial and non-financial metrics provide a comprehensive assessment of executive performance ■ Performance metrics evaluated annually for alignment with strategy and market trends ■ NEO annual incentives determined through three-step performance measurement process: 	■ Fiscal 2019 target bonuses as a percentage of base salary were the same as fiscal 2018 levels for all the NEOs, except for Mr. Durn, whose target was increased to reflect competitive pay positioning level for annual incentive targets for CFOs ■ The initial funding threshold non-GAAP adjusted EPS goal for fiscal 2019 was $2.90. The Company achieved an actual result of $3.04 ■ As the initial funding threshold was achieved, the annual bonuses were based on the performance of the Company's objective and quantifiable business and strategic goals in the corporate scorecard for each NEO ■ Based on achievement compared to goals, fiscal 2019 actual annual bonuses ranged from 0.49x to 0.69x target for our NEOs — Achievement against the corporate scorecard ranged from 0.49x to 0.65x target (see corporate scorecard information on pages 32 and 33) — Based on an assessment of individual performance results and the impact against both quantitative and strategic objectives, each NEO, except for Mr. Durn, received an IPF of 1.0x. Mr. Durn received an IPF of 1.25x in recognition of his above and beyond performance in successfully managing external investor relationships and his vision and execution in driving major improvements in efficiency and effectiveness across the Finance organization (see individual performance highlights on page 34)
Long-Term Incentives (see page 35)	■ Performance share units ("PSUs") to establish rigorous long-term performance alignment ■ Restricted stock units ("RSUs") to provide link to shareholder value creation and retention value ■ PSUs vest based on achievement of 3-year non-GAAP adjusted operating margin and 3-year Total Shareholder Return ("TSR") measured against the S&P 500 ■ PSUs vests at end of 3-year performance period, based on achievement of performance goals; RSUs vest ratably over 3 years	■ The target vehicle mix of the equity awards consists of 75% PSUs and 25% RSUs for the CEO and 50% PSUs and 50% RSUs for the other NEOs ■ Non-GAAP adjusted operating margin is a key measure of our Company's long-term success ■ For fiscal 2019, the WFE market share metric applicable for fiscal 2018 PSUs was replaced with relative TSR, which better reflects our growing Display and Services businesses, in addition to our semiconductor segment, and incentivizes management to outperform the market through each business environment

Funding
Allocation
1
Initial Funding Threshold
Non-GAAP Adjusted EPS
2
Corporate Scorecard
Business and Strategic Goals
3
Individual Performance Modifier
Individual NEO Performance

Pay Mix

In fiscal 2019, a significant portion of our executive compensation consisted of variable compensation and long-term incentives. As illustrated below, 92% of CEO compensation for fiscal 2019 comprised variable compensation elements, and 84% of CEO overall compensation was delivered in equity with multi-year vesting.

FY2019 Compensation Mix[1]

CEO


Base Salary 8%
Annual Incentive Bonus 8%
RSU 21%
PSU 63%

84% Long-Term Incentives

92% Variable Compensation

All Other NEOs


Base Salary 13%
Annual Incentive Bonus 11%
RSU 38%
PSU 38%

76% Long-Term Incentives

87% Variable Compensation

[1] *Represents total direct compensation for FY2019*

Summary of 2019 Total Direct Compensation

The following table summarizes elements of annual total direct compensation for our NEOs for fiscal 2019, consisting of (1) base salary, (2) annual incentive bonus and (3) long-term incentive awards (the grant date fair value of stock awards). This table excludes amounts not considered by the HRCC to be annual total direct compensation, such as certain other amounts required by the SEC to be reported in the Summary Compensation Table (see page 41 of this Proxy Statement).

Name and Principal Position	Salary ($)	Annual Incentive Bonus ($)	Annual Long-Term Incentive Award ($)	Total ($)
Gary E. Dickerson President and Chief Executive Officer	1,024,808	1,133,000	11,696,506	13,854,314
Daniel J. Durn Senior Vice President, Chief Financial Officer	620,673	580,078	3,931,029	5,131,780
Ali Salehpour Senior Vice President, Services, Display and Flexible Technology	620,673	411,750	3,931,029	4,963,452
Prabu G. Raja Senior Vice President, Semiconductor Products Group	564,058	430,948	2,892,132	3,887,138
Steve G. Ghanayem Senior Vice President, New Markets and Alliances Group	564,058	497,543	2,892,132	3,953,733

Pay and Performance

The HRCC approves aggressive performance goals for the CEO, as well as for the entire executive leadership team. As a result, despite outstanding TSR growth from fiscal 2015 through 2019, our CEO's total direct compensation has remained essentially flat over the same period.



Total Direct Compensation(1)
Total Shareholder Return(2)
Value of $100 Invested on 10/23/2015
Annual Total Direct Compensation ($ millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$20
$15
$10
$5
$0
$13.9
$14.6
$14.5
$13.7
$13.9
FY2015
FY2016
FY2017
FY2018
FY2019

(1) Total direct compensation consists of annual base salary, annual incentive bonus and long-term incentive award (grant date fair value of annual equity awards). Total direct compensation shown above excludes other amounts required by the SEC to be reported in the Summary Compensation Table.

(2) TSR line illustrates the total shareholder return on our common stock during the period from October 23, 2015 through October 25, 2019 (the last business day of fiscal 2019), assuming $100 was invested on October 23, 2015 and assuming reinvestment of dividends.

Sustainability and Corporate Social Responsibility

Our Approach

Applied is committed to growing our business in a sustainable and socially responsible manner. We are focusing our resources and capabilities on addressing the sweeping technological challenges in the era of Artificial Intelligence and big data, and working with our customers to build a safer, more equitable and sustainable future. At the heart of Applied's values is a commitment to operate with responsibility and integrity while making a positive contribution to our industry and the world around us. To drive change and innovation, we are making investments to research and development, our operations, our supply chain and to our interactions with our local communities.

Sustainability and Corporate Social Responsibility Governance

Our Board and management oversee sustainability matters to foster accountability. We have established executive leadership of a company-wide strategy on environmental, social and governance (ESG) matters and reporting and focused on integrating sustainability into our operations and company culture through initiatives aligned to company strategy that address a broad set of stakeholders, including customers, employees, suppliers, governments and our local communities.

Our Environmental, Health and Safety ("EHS") organization is dedicated to maintaining a safe and healthful working environment, demonstrating environmental leadership, and meeting or exceeding regulatory compliance. The Head of EHS reports directly to the Board of Directors on a quarterly basis and provides a more in-depth environmental and sustainability update to the Audit Committee on an annual basis. We have a team fully dedicated to supporting our work in designing a culture of inclusion, and our HRCC oversees our corporate culture and human capital management programs, including our diversity and inclusion practices and initiatives. The HRCC approved ESG objectives for our annual bonus program to incentivize our leadership to improve employee safety, engagement and learning and development, to promote a culture of inclusion and to accelerate the representation of women and underrepresented minorities in our workforce. Further details and data on our sustainability and corporate social responsibility practices and accomplishments can be found in our annually published Corporate Social Responsibility Report.

We believe that investing in our people, in our communities, and in operating our business sustainably will drive long-term value for Applied and its shareholders. These three pillars, as described below, provide the framework by which we manage our key initiatives:

Sustainability

- Conducting business in environmentally conscious, socially responsible and ethical manner while protecting the health and safety of our workers and community
- Guiding principles include designing efficient and sustainable products, pollution prevention, worker protection and ethical business practices

People

- Building a culture of inclusion with a focus on leadership, eliminating systemic barriers and fostering engagement
- Promoting ongoing career development for employees to encourage innovation and engagement

Community

- Investing financial and human resources in communities where we work and live
- Investing in education, arts and culture, civic engagement, and the environment
- Encouraging employee involvement through charitable donations and volunteer programs

Key Initiatives

Diversity and Inclusion

We believe diverse and inclusive teams create a richer culture, enhance performance, and attract the best talent.

- **Transparency**. Publish diversity and inclusion information to highlight initiatives and accomplishments and provide key diversity data to our stakeholders
- **Commitment.** Continue to build a culture of inclusion to accelerate progress towards meeting Company goals of increasing women's representation globally and underrepresented minorities in our U.S. workforce. Promote the next generation of diverse technology leaders by supporting STEM education programs
- **Engagement.** Integrate emphasis on diversity and inclusion in new hire orientation and employee development programs and measure inclusion in our annual employee survey

Supply Chain

Sustainable supply chains are core to our success, and we actively seek to manage and promote global best practices.

- **Industry Coalition**. Member of Responsible Business Alliance (formerly EICC) and have adopted its Code of Conduct, to promote safe working conditions in supply chains and environmentally-responsible, sustainable and ethical business operations
- **Commitment to High Standards**. Require all companies in our global supply chain to implement Responsible Business Alliance Code of Conduct and Applied's Standards of Business Conduct

Environment

We seek to operate and develop products in a way that minimizes environmental impact.

- **GHG Emissions**. Committed to reducing GHG emissions in our own operations and in our industries through energy-efficient product design and customer solutions
- **Water and Waste Reduction**. Our Austin, TX water reclamation project has recycled 5.7 million gallons of water. Our continued focus on recycling increased our 2018 waste diversion rate to 81%. Packaging materials now account for roughly 70% of our total recyclables
- **Renewable Energy**. Our onsite green-power generation initiatives in 2018 produced 3.4 Gigawatt hours (the equivalent of powering 2.3 million homes per year). In 2018, 31% of our energy consumption came from renewable sources

Ethics

We maintain highest ethical standards in interactions with employees, customers, suppliers, competitors and public.

- **Human Rights**. Our Standards of Business Conduct include several important provisions on human rights, including prohibitions on the use of child labor or forced, bonded or indentured labor in our operations
- **Conflict Minerals**. Committed to responsible sourcing of materials for our products. Do not directly purchase conflict minerals or have any direct relationship with mines or smelters that process these minerals. Are involved in the Conflict-Free Sourcing Initiative (CFSI)
- **Training and Business Ethics Helplines**. Conduct numerous global training reinforcement programs and offer 24/7 Business Ethics Helplines

APPLIED MATERIALS®

PROXY STATEMENT

PROPOSAL 1—ELECTION OF DIRECTORS

Nominees

Applied's Board of Directors is elected each year at the Annual Meeting of Shareholders. Applied currently has 11 directors. Dennis D. Powell is retiring from the Board, and his service on our Board will end upon completion of his current term in March 2020. The Board has authorized a reduction in the size of the Board from 11 to ten directors, effective upon the election of directors at the Annual Meeting. Upon the recommendation of the Corporate Governance and Nominating Committee, the Board has nominated the ten individuals listed below for election at the Annual Meeting, each of whom currently serves as a director of Applied. These nominees bring a wide variety of relevant skills, professional experience and backgrounds, as well as diverse viewpoints and perspectives to represent the long-term interests of shareholders, and to fulfill the leadership and oversight responsibilities of the Board.

If any nominee listed below becomes unable to stand for election at the Annual Meeting, the persons named as proxies may vote for any person designated by the Board to replace the nominee. Alternatively, the proxies may vote for the remaining nominees and leave a vacancy that the Board may fill later, or the Board may reduce the authorized number of directors. As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a director.

Each director elected at the Annual Meeting will serve until Applied's 2021 Annual Meeting of Shareholders and until he or she is succeeded by another qualified director who has been elected, or, if earlier, until his or her death, resignation or removal.

✓ **THE BOARD RECOMMENDS THAT YOU VOTE *FOR* EACH OF THE FOLLOWING DIRECTOR NOMINEES**



Judy Bruner

Executive Vice President, Administration and Chief Financial Officer, SanDisk Corporation (retired)

Judy Bruner served as Executive Vice President, Administration and Chief Financial Officer of SanDisk Corporation, a supplier of flash storage products, from June 2004 until its acquisition by Western Digital in May 2016. Previously, she was Senior Vice President and Chief Financial Officer of Palm, Inc., a provider of handheld computing and communications solutions, from September 1999 until June 2004. Prior to Palm, Inc., Ms. Bruner held financial management positions at 3Com Corporation, Ridge Computers and Hewlett-Packard Company. She currently serves as a member of the boards of directors of Rapid7, Inc., Seagate Technology plc and Varian Medical Systems, Inc. Ms. Bruner previously served as a member of the board of directors of Brocade Communications Systems, Inc., from 2009 until its acquisition in November 2017.

Independent Director

Director since 2016

Age 61

Board Committees:

- Corporate Governance and Nominating (Chair)
- Audit

Other Current Public Boards:

- Rapid7, Inc.
- Seagate Technology plc
- Varian Medical Systems, Inc.

Key Qualifications and Expertise:

- Executive leadership and management experience
- Semiconductor industry leadership
- Accounting principles, financial controls, financial reporting rules and regulations, and audit procedures
- Global business, industry, finance, information technology and operational experience
- Risk management and controls
- Strategy and innovation
- Public company board experience



Xun (Eric) Chen

Managing Partner,
SB Investments Advisers (US), Inc.

Eric Chen is a Managing Partner of SB Investment Advisers (US), Inc. ("SBIA"), an investment adviser focused on investments in the technology sector, since March 2018. Prior to joining SBIA, Dr. Chen was the Chief Executive Officer and Co-Founder of BaseBit Technologies, Inc., a technology company in Silicon Valley. He served as CEO of BaseBit Technologies since it was founded in October 2015, except from March 2016 until December 2017, when BaseBit was a portfolio company of Team Curis Group, a group of integrated biotechnology and data technology companies and laboratories, during which time Dr. Chen served as CEO of Team Curis Group. From 2008 to 2015, Dr. Chen served as a managing director of Silver Lake, a leading private investment firm focused on technology-enabled and related growth industries. Prior to Silver Lake, Dr. Chen was a senior vice president and served on the executive committee of ASML Holding N.V. He joined ASML following its 2007 acquisition of Brion Technologies, Inc., a company he co-founded in 2002 and served as Chief Executive Officer. Prior to Brion Technologies, Dr. Chen was a senior vice president at J.P. Morgan. He served as a member of the boards of directors of Qihoo 360 Technology Co. Ltd. from 2014 to July 2016 and of Varian Semiconductor Equipment Associates, Inc. ("Varian") from 2004 until its acquisition by Applied in 2011. Dr. Chen also currently serves as a member of the board of directors of Che Hao Duo Group.

Independent Director

Director since 2015

Age 50

Board Committees:

- Human Resources and Compensation
- Strategy

Key Qualifications and Expertise:

- Executive leadership and management experience
- Semiconductor industry leadership
- Global business, industry and operational experience in the technology and information sector
- Mergers and acquisitions, capital markets
- Strategy and innovation
- Public company board experience



Aart J. de Geus

Chairman and Co-Chief Executive Officer,
Synopsys, Inc.

Aart J. de Geus is a co-founder of Synopsys, Inc., a provider of electronic design automation software and related services for semiconductor design companies, and currently serves as its Chairman of the Board of Directors and Co-Chief Executive Officer. Since 1986, Dr. de Geus has held various positions at Synopsys, including President, Senior Vice President of Engineering and Senior Vice President of Marketing, and has served as a member of its board of directors. From 1982 to 1986, Dr. de Geus was employed by the General Electric Company, a global power, renewable energy, aviation, healthcare and finance company, where he was the Manager of the Advanced Computer-Aided Engineering Group.

Independent Director

Director since 2007

Age 65

Board Committees:

- Strategy (Chair)
- Investment

Other Current Public Boards:

- Synopsys, Inc.

Key Qualifications and Expertise:

- Executive leadership and global management experience
- Semiconductor industry leadership
- Innovation, management development and understanding of global challenges and opportunities
- Navigating a company from start-up through various stages of growth
- Mergers and acquisitions
- Cybersecurity
- Risk management and controls
- Public company board experience



Gary E. Dickerson

President and Chief Executive Officer, Applied Materials, Inc.

Gary E. Dickerson has been Chief Executive Officer and a member of the Board of Directors of Applied since Mr. Dickerson was named President of Applied in June 2012, after joining Applied following its acquisition in November 2011 of Varian Semiconductor Equipment Associates, Inc., a supplier of semiconductor manufacturing equipment. Mr. Dickerson had served as Chief Executive Officer and a director of Varian since 2004. Prior to joining Varian in 2004, Mr. Dickerson served 18 years with KLA-Tencor Corporation, a supplier of process control and yield management solutions for the semiconductor and related industries, where he held a variety of operations and product development roles, including President and Chief Operating Officer. Mr. Dickerson started his semiconductor career in manufacturing and engineering management at General Motors' Delco Electronics Division and then AT&T, Inc.

Director since 2013

Age 62

Key Qualifications and Expertise:

- Executive leadership and management experience
- Semiconductor industry leadership
- Global business, industry and operational experience
- Extensive engineering and technological leadership
- Understanding of complex industry and global challenges
- Expertise in driving strategy, innovation and product development



Stephen R. Forrest

Professor of Electrical Engineering & Computer Science, Physics, and Materials Science & Engineering, University of Michigan

Stephen R. Forrest holds faculty appointments as Professor of Electrical Engineering and Computer Science, as Professor of Physics, and as Professor of Materials Science and Engineering at the University of Michigan, and leads the University's Optoelectronics Components and Materials Group. Dr. Forrest also has been the lead editor of Physical Review Applied, a scientific journal covering engineering, physics and technologies, since June 2017. From January 2006 to December 2013, Dr. Forrest also served as Vice President for Research at the University of Michigan. From 1992 to 2005, Dr. Forrest served in a number of positions at Princeton University, including Chair of the Electrical Engineering Department, Director of the Center for Photonics and Optoelectronic Materials, and director of the National Center for Integrated Photonic Technology. Prior to Princeton, Dr. Forrest was a faculty member of the Electrical Engineering and Materials Science Departments at the University of Southern California. Dr. Forrest has participated in the founding of five companies commercializing fiber optic components, displays, lighting and solar cells.

Independent Director

Director since 2008

Age 69

Board Committees:

- Audit
- Strategy
- Investment

Key Qualifications and Expertise:

- Semiconductor, displays and alternative energy technologies
- Research and development portfolio management
- Government policy
- Strategy, innovation, technology licensing and product commercialization
- Establishing partnerships to develop businesses in new markets focused on alternative energy and other technologies



Thomas J. Iannotti

Senior Vice President and General Manager, Enterprise Services, Hewlett-Packard Company (retired)

Thomas J. Iannotti served as Senior Vice President and General Manager, Enterprise Services, for Hewlett-Packard Company, a technology solutions provider to consumers, businesses and institutions globally, from February 2009 until his retirement in October 2011. From 2002 to January 2009, Mr. Iannotti held various executive positions at Hewlett-Packard, including Senior Vice President and Managing Director, Enterprise Business Group, Americas. From 1978 to 2002, Mr. Iannotti worked at Digital Equipment Corporation, a vendor of computer systems and software, and at Compaq Computer Corporation, a supplier of personal computing systems, after its acquisition of Digital Equipment Corporation. Mr. Iannotti currently serves as lead director of the board of directors of Atento S.A.

Chairman of the Board

Independent Director

Director since 2005

Age 63

Board Committees:

- Human Resources and Compensation (Chair)

Other Current Public Boards:

- Atento S.A.

Key Qualifications and Expertise:

- Service management for technology companies on a global, regional and country level
- Senior leadership and management experience
- Global business, industry and operational experience
- International strategic and business development
- Public company board experience



Alexander A. Karsner

Senior Strategist, X

Alexander A. Karsner is Senior Strategist at X, the innovation lab of Alphabet Inc. Mr. Karsner is also Executive Chairman of Elemental Labs, which pursues market transformation through nature-based solutions. Mr. Karsner most recently served as Managing Partner of Emerson Collective, an investment platform funding non-profit, philanthropic and for-profit portfolios advancing education, immigration, the environment and other social innovation initiatives, from January 2016 to July 2019. Prior to this, Mr. Karsner has been Founder and CEO of Manifest Energy Inc., an energy technology development and investment firm, since July 2009, and has served as its Executive Chairman since January 2013. From March 2006 to August 2008, he served as Assistant Secretary for Energy Efficiency and Renewable Energy at the U.S. Department of Energy, and exercised a diplomatic role as a principal in the UN Framework Convention on Climate Change. From August 2002 to March 2006, Mr. Karsner was Founder and Managing Director of Enercorp, a private company involved in international project development, management and financing of energy infrastructure. Mr. Karsner has also worked with Tondu Energy Systems of Texas, Wartsila Power Development of Finland and other multi-national energy firms and developers. He is a Precourt Energy Scholar at Stanford University's School of Civil and Environmental Engineering, and serves on Advisory Boards of MIT Medialab, and the Polsky Center for Entrepreneurship at the University of Chicago's Booth School of Business. Mr. Karsner served as a member of the board of directors of Codexis, Inc. from 2009 to 2014, as well as Argonne National Laboratory, and was previously an Associate of the Harvard Kennedy School. He presently is on the board of Conservation International and director emeritus of the National Marine Sanctuaries Foundation. He is a Life Member of the Council of Foreign Relations and the Trilateral Commission, Distinguished Fellow of the Council on Competitiveness and a Henry Crown Fellow of the Aspen Institute.

Independent Director

Director since 2008

Age 52

Board Committees:

- Human Resources and Compensation
- Corporate Governance and Nominating

Key Qualifications and Expertise:

- Expertise in public policy and government relations
- Domestic and international trade, development and investment markets
- Cybersecurity
- Environment and sustainability, including renewable energy policy, technologies and commercialization
- Entrepreneurial leadership
- Strategy and innovation
- Public company board experience



Adrianna C. Ma

Managing Partner, Haleakala Holdings LLC

Adrianna C. Ma has served as Managing Partner of Haleakala Holdings LLC, her personal investment firm, since July 2019. From May 2015 to June 2019, she was a Managing Partner at the Fremont Group, a private investment company where she was responsible for a portfolio of funds, including its investment strategy, asset allocation, manager selection and risk management. From 2005 to April 2015, Ms. Ma served as a Managing Director at General Atlantic LLC, a global growth equity firm, where she invested in and served on the boards of directors of technology-enabled growth companies around the world. Prior to joining General Atlantic, Ms. Ma worked at Morgan Stanley & Co. Incorporated as an investment banker in the Mergers, Acquisitions and Restructuring Department. Ms. Ma previously served as a member of the board of directors of Jagged Peak Energy Inc. from 2019 to 2020 and C&J Energy Services, Inc. from 2013 to 2015.

Independent Director

Director since 2015

Age 46

Board Committees:

- Investment (Chair)
- Audit
- Corporate Governance and Nominating

Key Qualifications and Expertise:

- Broad experience with technology companies
- Expertise in global growth investment
- Financial and accounting expertise
- Mergers and acquisitions, capital markets
- Board experience with technology-enabled growth companies



Yvonne McGill

Chief Financial Officer, Senior Vice President, Infrastructure Solutions Group and Global Financial Planning and Analysis
Dell Technologies, Inc.

Yvonne McGill has been Chief Financial Officer and Senior Vice President, Infrastructure Solutions Group since March 2018 and Senior Vice President, Global Financial Planning and Analysis since August 2015 at Dell Technologies, Inc., a leading global end-to-end technology provider, with a comprehensive portfolio of IT hardware, software and service solutions spanning both traditional infrastructure and emerging, multi-cloud technologies. Ms. McGill served in various other finance leadership roles since joining Dell in 1997. Prior to Dell, Ms. McGill worked at ManTech International Corporation and Price Waterhouse. She is a Certified Public Accountant (inactive). Ms. McGill also currently serves on the Susan G. Komen Greater and Central Texas Foundation Board.

Independent Director

Director since 2019

Age 52

Board Committees:

- Audit

Key Qualifications and Expertise:

- Executive leadership and management experience
- Accounting principles, financial controls, financial reporting rules and regulations, and audit procedures
- Global business, industry and operational experience in the technology sector



Scott A. McGregor

President and Chief Executive Officer, Broadcom Corporation (retired)

Scott A. McGregor served as President and Chief Executive Officer and as a member of the board of directors of Broadcom Corporation, a world leader in wireless connectivity, broadband, automotive and networking infrastructure, from 2005 until the company was acquired by Avago Technologies Limited in February 2016. Mr. McGregor joined Broadcom from Philips Semiconductors (now NXP Semiconductors), where he was President and Chief Executive Officer. He previously served in a range of senior management positions at Santa Cruz Operation Inc., Digital Equipment Corporation (now part of HP), Xerox PARC and Microsoft, where he was the architect and development team leader for Windows 1.0. Mr. McGregor currently serves as a member of the board of directors of Equifax Inc., and Luminar Technologies. He previously served as a member of the boards of directors of Ingram Micro Inc., TSMC, and Xactly Corporation.

Independent Director

Director since 2018

Age 63

Board Committees:

- Audit
- Strategy

Other Current Public Boards:

- Equifax Inc. (since October 2017)

Key Qualifications and Expertise:

- Executive leadership and management experience
- Semiconductor industry leadership
- Global business, industry and operational experience
- Strategy, innovation, management development and understanding of global challenges and opportunities
- Cybersecurity
- Public company board leadership

Chairman Emeritus

James C. Morgan became Chairman Emeritus in March 2009, following his retirement as our director and Chairman of the Board. Mr. Morgan spent more than 31 years as a director and employee of Applied, including over 20 years as Chairman of the Board.

Mr. Morgan first joined Applied in 1976 and served as Chief Executive Officer from 1977 to 2003. As Chairman Emeritus, Mr. Morgan does not attend any Board or Committee meetings, has no voting rights and receives no retainer or meeting fees.

BOARD AND CORPORATE GOVERNANCE PRACTICES

Board Composition and Nominee Considerations

Nominee Skills and Experience

Our director nominees have a wide variety of relevant skills, professional experience and backgrounds, and collectively bring to our Board diverse viewpoints and perspectives that strengthen its ability to represent the long-term interests of shareholders. The chart below illustrates broad categories of skills and expertise that our director nominees offer that we believe contribute to the effective leadership and exercise of oversight responsibilities by the Board.


Semiconductor Industry & Technology 8
Financial and Accounting 3
Global Business 8
Strategy and Innovation 7
Operations and Infrastructure 6
Government Policy 2
M&A and Organizational Growth 5
Risk Management 6
Public Company Board Experience 8
Executive Leadership 7


Independence
9 of 10 director nominees are independent
Diversity
40% of director nominees are ethnically and/or gender diverse
• 30% are female
• 20% are ethnically diverse
Tenure
2 directors added to Board over last 2 years
> 10 years tenure 4 directors
4-10 years tenure 3 directors
0-4 years tenure 3 directors

Diversity. Our Board values having a Board that reflects diverse perspectives, including those based on gender, ethnicity, skills, experience at policy-making levels in areas that are relevant to the Company's global activities, and functional, geographic or cultural backgrounds. In 2019 the Board adopted a Policy on Board Diversity within our Corporate Governance Guidelines, which reflects the Board's commitment to actively seek out women and ethnically diverse director candidates and to consider the factors above, among others, in the context of the current composition of the Board and needs of the Company when identifying and evaluating director candidates.

The 10 director nominees for election at our 2020 Annual Meeting bring to our Board a variety of different backgrounds, skills, professional and industry experience and other attributes and perspectives that contribute to the overall diversity of our Board.

Independence. The Governance Committee expects each non-employee director to be free of relationships, interests or affiliations that could give rise to conflicts of interest or interfere with the director's exercise of independent judgment. Applied's Corporate Governance Guidelines require that a majority of our directors must be independent, and that our Audit, Human Resources and Compensation, and Governance Committees must consist solely of independent directors.

Director independence is determined under Nasdaq listing standards and SEC rules. The Board has affirmatively determined that all members of the Board who served during 2019 and all director nominees, other than Mr. Dickerson, our Chief Executive Officer, are independent under applicable Nasdaq listing standards and SEC rules.

Tenure. The Board believes that new ideas and perspectives are critical to a forward-looking and strategic Board, as are the valuable experiences and deep understanding of Applied's business and industries that longer-serving directors offer. Our Governance Guidelines do not impose a term limit on Board service; our directors are not typically nominated for re-election after they reach the age of 70. Feedback from the annual Board evaluations and individual discussions between each non-employee director and our Chairman is an important determinant of Board tenure. Our ongoing Board refreshment has added two new directors to the Board over the last two years and has resulted in a balanced range of tenures which ensures both continuity and fresh perspectives among our director nominees.

Our nominees have an average tenure of 7 years, which is lower than the average tenure of other S&P 500 companies, and three of our nominees have been members of the Board for four years or less.



Regular refreshment resulting in average director tenure of 7 years
0-4 years
3 Directors
>10 years
4 Directors
4-10 years
3 Directors

Board Composition and Refreshment

Identification of New Director Candidates. Identifying and recommending individuals for nomination and election to our Board is a principal responsibility of our Governance Committee, which performs this function through an ongoing, year-round process.

The Governance Committee regularly considers the size and composition of the Board and assesses whether the composition appropriately aligns with the Company's evolving business and strategic needs. The focus is on ensuring that the Board is composed of directors who possess a wide variety of relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of shareholders.

In its consideration of potential director candidates, the Governance Committee reviews the short- and long-term strategies and interests of the Company to determine what current and future skills and experiences are required of the Board in exercising its oversight function. Specific search criteria evolve over time to reflect the Company's dynamic business and strategic needs and the changing composition of the Board, and may include such factors as:

- Operating experience or thought leadership in key markets, industries, technologies or business models that are aligned with the Company's strategic growth plans;
- Business or cultural background in regions where the Company does significant business;
- Senior executive leadership and management experience; and
- Subject matter expertise in such areas as corporate finance and financial reporting, governance, compensation, risk management and marketing.

In accordance with the Policy on Board Diversity, the Governance Committee actively seeks out women and ethnically diverse director candidates.

The Governance Committee also considers succession planning in light of anticipated retirements, and for Board and Committee Chair roles, to maintain relevant expertise and depth of experience.

In addition, all director candidates are also expected to possess or demonstrate:

- Sound judgment, analytical and inquisitive perspective, and practical wisdom;
- Strategic mindset and engaged and collaborative approach;
- Independence, personal and professional ethics, integrity and values; and
- Commitment to representing the long-term interests of Applied's shareholders.

The Governance Committee may retain a search firm to assist in identifying and evaluating new candidates for director nominees and may also consider referrals from directors, shareholders or other sources. Ms. McGill, who joined our Board in July 2019, was identified and vetted as a potential candidate by a third-party search firm for consideration by the Governance Committee. The Governance Committee evaluates and interviews potential Board candidates and makes appointment recommendations to the full Board. All members of the Board may interview candidates.

Recent Board Refreshment. As a result of the foregoing process, the Board has added two new directors over the last two years, each of whom have brought valuable and diverse backgrounds and perspectives to the overall composition of the Board. The most recent appointment was Ms. McGill in July 2019. Ms. McGill is a segment chief financial officer for Dell Technologies, Inc. who brings to our Board executive leadership and management experience, as well as global business, industry and operational experience in the technology sector. Her financial and accounting background provides key experience and expertise to the Board, as Mr. Dennis Powell, Chair of the Audit Committee, prepares to retire upon completion of his current term in March 2020.

Regular Review of Board Composition Drives Refreshment


1
Assess
• Develop a search profile of relevant skills, background and experience sought in new directors
2
Identify
• Information provided to third-party search firms
• Potential candidates identified by independent directors, shareholders, independent search firm, our people
3
Evaluate
• Governance Committee screens candidates for qualifications, skills, diversity, independence and potential conflicts
• Candidates meet with directors
4
Recommend
• Governance Committee recommends selected candidates to the Board
Results
Two new directors over the last two years

Re-nomination of Directors for Election at Annual Meeting. In considering whether to recommend re-nomination of a director for election at our Annual Meeting, the Governance Committee considers factors such as:

- The extent to which the director's skills, qualifications and experience continue to contribute to the success of our Board, taking into account current core competencies of the Board, the mix of skills and experience desired;
- Feedback from the annual Board evaluations and individual discussions between each non-employee director and our Chairman;
- Attendance and participation at, and preparation for, Board and Committee meetings;
- Shareholder feedback, including the support received by director nominees elected at our 2019 Annual Meeting;
- Outside board and other affiliations, including any actual or perceived conflicts of interest; and
- Considerations under the Board's Policy on Board Diversity and the extent to which the director continues to contribute to the diversity of our Board.

Based on the Governance Committee's recommendation, the Board selects director nominees and recommends them for election by Applied's shareholders.

Shareholder Recommendations or Nominations. The evaluation procedures described above apply to all candidates for director nomination, including candidates submitted by shareholders. Shareholders wishing to recommend a candidate for consideration by the Governance Committee should submit the candidate's name, biographical data and a description of his or her qualifications in light of the criteria listed above to Christina Y. Lai, Corporate Secretary, Applied Materials, Inc., 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com.

Shareholders wishing to nominate a director should follow the specific procedures set forth in our Bylaws.

Corporate Governance

Corporate Governance Guidelines

Applied's Corporate Governance Guidelines establish the governance framework within which the Board conducts its business and fulfills its responsibilities. These guidelines and other important governance materials are available on our website at: *http://www.appliedmaterials.com/company/investor-relations/governance-documents*. The Board regularly reviews our Corporate Governance Guidelines in light of legal and regulatory requirements, evolving best practices and other developments. In December 2019, the Board formalized its focus on diversity by adopting a Policy on Board Diversity within our Corporate Governance Guidelines as described above on page 7 under "*Diversity*."

Board Leadership

Our corporate governance framework provides the Board flexibility to determine the appropriate leadership structure for the Company, and whether the roles of Chairman and CEO should be separated or combined. In making this determination, the Board considers many factors, including the needs of the business, the Board's assessment of its leadership needs from time to time and the best interests of shareholders. If the role of Chairman is filled by a director who does not qualify as an independent director, the Board will designate a Lead Independent Director.

The Board believes that it is currently appropriate to separate the roles of Chairman and CEO. The CEO is responsible for setting our strategic direction and the day-to-day leadership of our business, while the Chairman, along with the rest of our independent directors, ensures that the Board's time and attention are focused on effective oversight of the matters most critical to Applied. Mr. Iannotti, an independent director, currently serves as the Chairman of the Board. Mr. Iannotti has significant experience and knowledge of Applied, working with two CEOs and different management teams at Applied, and the Board believes that his deep knowledge of the Company and industry, as well as his strong leadership and governance experience, enable him to lead the Board effectively and independently.

Director Onboarding and Education

When new directors join the Board, they participate in a comprehensive onboarding program to learn about our industry, business, strategies and policies. The multi-day onboarding program includes meetings with senior executives to discuss our businesses, strategy, operations and our corporate functions such as finance, technology, information systems and legal, and a tour of the Maydan Technology Center, our state-of-the-art R&D facilities. New directors also meet with the executives and staff supporting the Committees on which they sit, as well as the Committees' external consultants and advisors. Each new director is also partnered with an experienced fellow director "mentor" to facilitate the integration of the new director to the Board.

For continued education regarding our business and industry, we provide presentations by internal and external experts during Board meetings on topics such as technology inflections, industry trends, changes in the geopolitical and macroeconomic landscape, and the ESG landscape, with particular focus on the implications and impact to the Company. Our Board and Committees also regularly review developments in corporate governance to continue enhancing the Board's effectiveness. We encourage directors to participate in external continuing director education programs and provide reimbursement for expenses associated with this participation. Throughout the year, Board members also attend Company events, including Analyst Day, our Engineering and Technology (ET) Conference, and Diversity Day. In addition, in 2019, the Board held Board and Committee meetings at our offices in Taiwan, where directors attended the grand opening of our new Display Equipment Manufacturing Center and R&D Laboratory, participated in a local employee all-hands meeting and met with our regional executives. These interactions, along with meetings with leaders below the CEO Executive Staff level throughout the year, give directors additional visibility to provide oversight of the Company's culture, strategies and operations.

Board and Committee Evaluations

Our Board recognizes that a thorough, constructive evaluation process enhances our Board's effectiveness and is an essential element of good corporate governance. Each year, the Governance Committee, in consultation with our independent Board Chairman, reviews and determines the design, scope, content and execution of the evaluation process, including whether to engage a third party to facilitate the evaluation.

The evaluation process consists of assessments of the Board, each standing committee of the Board, and individual directors. Written questionnaires solicit feedback on a range of issues, including Board and Committee structure and composition; meeting process and dynamics; execution of key responsibilities; interaction with management; and information and resources.

Following completion of the written questionnaires, aggregated results, including all written comments, together with data analyzing results compared to the prior year, are provided to the Chairman, who meets with each director individually to discuss additional input on these topics and to provide individual feedback. Committee chairs lead a discussion of evaluation results for their respective Committees, and a summary of Board and Committee evaluation results is discussed with the full Board, including suggestions for updating policies and practices per evaluation results. Director suggestions for improvements to the evaluation questionnaires and process are considered for incorporation for the following year.

2019 Board Evaluation Process


Questionnaire
• Evaluation questionnaire provides director feedback on an unattributed basis
One-on-One Discussions
• Candid, one-on-one discussions between the Chairman and each director to solicit additional feedback and provide individual feedback
Board Report
• Board and Committee evaluation results provided to the full Board
Closed Session
• Closed session discussion of Board and Committee evaluations led by our Chairman and independent Committee chairs
• Policies and practices are updated as appropriate per evaluation results and discussions

Board's Role in Risk Oversight

One of the Board's most important functions is overseeing risk management for the Company. Applied's risk oversight framework illustrated below shows the close interaction between the full Board, individual committees and senior management.


The Board
The Board has the ultimate responsibility for, and is actively engaged in, oversight of the Company's risk management, in some cases directly by the full Board, and in some cases through delegation of certain types of risks to the oversight of the appropriate Board Committee.
The full Board oversees risks and opportunities associated with ESG matters.
COMMITTEES
Audit
Oversees the enterprise risk management program, as well as risks related to financial, regulatory, compliance, cybersecurity and environmental, health and safety matters, and regularly reviews with management, the head of internal audit and the independent accountants the steps taken to monitor and mitigate risk exposures
Governance
Oversees the management of risks related to corporate governance matters, including director independence, Board composition and succession, shareholder communications, and overall Board effectiveness
HR & Compensation
Oversees risks associated with Applied's compensation policies, plans and practices, organizational talent and culture, management succession, and human capital management, including the corporate culture, and diversity and inclusion programs and initiatives
Management
Applied's management has day-to-day responsibility for:
• Identifying risks and assessing them in relation to Company strategies and objectives;
• Implementing suitable risk mitigation plans, processes and controls; and
• Appropriately managing risks in a manner that serves the best interests of Applied, its shareholders and other stakeholders.
Management regularly reports to the Board on its risk assessments and risk mitigation strategies for the major risks of our business. Senior management and other employees also report to the Board and its committees from time to time on risk-related issues.

Applied has implemented an enterprise risk management ("ERM") program, overseen by the Audit Committee, which provides an enterprise-wide perspective on Applied's risks. The risks identified are reported to the Board, with a focus on the most significant risks facing the Company, including strategic, operational, financial, and legal and compliance risks. Oversight responsibility for a particular risk may fall within an area of responsibility and expertise of one of the Board Committees. Management reviews the ERM program activities regularly with the Audit Committee, presents an analysis of risk mitigation

strategies to the Board or the respective Committee with oversight responsibility for the risk, and provides annual risk mitigation updates to the full Board.

Risk Assessment of Compensation Programs. We have assessed our compensation policies, plans and practices, and determined that they do not create risks that are reasonably likely to have a material adverse effect on Applied. To make this determination, our management reviewed our compensation policies, plans and practices, and assessed the following aspects: design, payment methodology, potential payment volatility, relationship to our financial results, length of performance period, risk-mitigating features, performance measures and goals, oversight and controls, and plan features and values compared to market practices. Management reviewed its analysis with the Human Resources and Compensation Committee, which agreed with this determination. Applied also has in place various controls to mitigate risks relating to compensation policies, plans and practices, such as executive stock ownership guidelines and a clawback policy that enables the recovery of certain incentive compensation payments in certain circumstances.

Management Succession Planning

The Board has delegated to the Human Resources and Compensation Committee ("HRCC") primary responsibility for overseeing management succession planning and executive organizational development, as well as human capital management programs. Management updates the HRCC on programs and developments every quarter and reports to the full Board at least annually.

The HRCC reviews and advises on management's succession and development programs for the CEO and other senior executives, with an eye toward ensuring development of the talent needed to lead Applied today and in the future and readiness of succession candidates who can assume top management positions without undue interruption. Board members have opportunities throughout the year to engage with members of senior management and other high-potential leaders in a variety of formal and informal settings, including Board meetings and events, preparatory meetings, analyst meetings and internal and external business and technology conferences.

The HRCC and Board also regularly discuss matters related to organizational health and discuss individual executive transitions as the need arises over the course of the year. The Board's goal is to have a long-term and continuing process for effective senior leadership development and succession and to ensure that there are ready choices available when the time is right. The HRCC also receives quarterly reports from the Group Vice President of Human Resources, covering a range of topics relating to corporate culture and human capital management, including the Company's diversity and inclusion practices and initiatives and its sexual harassment policies.

Shareholder Rights

In addition to direct engagement through our recurring shareholder engagement program discussed below, Applied has instituted a number of mechanisms that allow shareholders to advance their points of view, including:

Right to Call a Special Meeting. Our Bylaws permit shareholders holding at least 20% of our outstanding shares of common stock to call a special meeting.

Proxy Access. Our Bylaws permit proxy access. Any shareholder (or group of up to 20 shareholders) owning 3% or more of Applied's common stock continuously for at least three years may nominate up to two individuals or 20% of our Board, whichever is greater, as director candidates for election to the Board, and require us to include such nominees in our annual meeting proxy statement if the shareholders and nominees satisfy the requirements contained in our Bylaws.

Majority Voting. Under our Bylaws, in any uncontested election of directors (an election in which the number of nominees does not exceed the number of directors to be elected), any nominee who receives a greater number of votes cast "for" his or her election than votes cast "against" his or her election will be elected.

Our Bylaws provide that in the event an incumbent director receives more "against" than "for" votes, he or she shall tender his or her resignation after certification of the shareholder vote. Our Governance Committee, composed entirely of independent directors, will consider the offer of resignation, taking into consideration all factors it deems relevant, and recommend to the Board the action to be taken. The Board must take action on the recommendation within 90 days following certification of the shareholder vote. No director who tenders an offer of resignation may participate in the vote on the Governance Committee's recommendation or the Board's determination of whether to accept the resignation offer. Applied will publicly disclose the Board's decision, including, if applicable, the reasons for rejecting an offer to resign.

Right to Act by Written Consent. Currently our Certificate of Incorporation prohibits shareholder action by written consent. However, after consideration of the results of last year's shareholder proposal on shareholder action by written consent and the shareholder feedback we received, we are submitting to shareholders for approval an amendment and restatement of our Certificate of Incorporation to allow shareholder action by written consent. See "*Proposal 4—Approval of an Amendment and Restatement of our Certificate of Incorporation to Allow Shareholders to Act by Written Consent*" on page 50 for additional information.

Shareholder Engagement

We believe that strong corporate governance should include regular engagement with our shareholders to enable us to understand and respond to shareholder concerns.

Investor Relations. Our senior management team, including our CEO, CFO and members of our Investor Relations team, maintain regular contact with a broad base of investors, including through quarterly earnings calls, individual meetings and other channels for communication, to understand their concerns. In 2019, senior management participated in over 286 meetings with investors, including more than 121 meetings with the CFO and more than 24 with our CEO.

Shareholder Outreach Program. In addition, we have a robust shareholder outreach program, which is a recurring, year-round effort, led by a cross-functional team that includes members of our Investor Relations, Global Rewards, Culture of Inclusion, Environmental, Health & Safety and Legal functions, with participation of our independent directors, where appropriate. This engagement enables us to build meaningful relationships and trust over time with our shareholders.

MARCH - MAY

Annual Meeting

Based on the results of our 2019 annual meeting, the Board and management developed a plan to solicit feedback on written consent

JUNE - AUGUST

Action by Written Consent Focused Engagement

Conducted extensive written consent engagement outreach. We reached out to holders of 57% of outstanding shares and engaged with 46% specifically on written consent


Year-Round Engagement

DECEMBER - FEBRUARY

Board Deliberations Based on Feedback

Continued to meet with shareholders, enhanced proxy statement and annual report content based on feedback, and responded to shareholder concerns

SEPTEMBER - NOVEMBER

General Off-Season Engagement

Conducted general off-season engagement outreach. We reached out to holders of 62% of outstanding shares and engaged with 20% of holders on ESG issues

Key Themes Discussed with Shareholders in 2019	
Corporate Governance	● Governance structure, including current shareholder rights, and desirability of action by written consent ● Input regarding potential adoption of action by written consent, market practice provisions in our corporate charter and bylaws and industry trends
Board Refreshment and Composition	● Applied's commitment to Board diversity, including gender, race/ethnicity and age ● Thoughtful Board processes for refreshment, succession planning and director orientation and education
Risk Oversight	● Framework for the Board's oversight of risk, particularly around human capital management, culture and sustainability
Executive Compensation	● Compensation program, metrics, and link between pay and performance
Sustainability	● Shareholders' particular ESG focus areas and Applied's strategy, initiatives and Board oversight related to ESG matters ● Alignment of sustainability initiatives with corporate strategy; Applied's commitment to diversity and inclusion

We engage with a significant cross-section of our shareholder base, including large institutional investors, pension funds, and other investors. Topics of discussion include key business, Board, governance, executive compensation, environmental, sustainability and diversity and inclusion matters, as well as other subjects of interest to our shareholders. Based on feedback from shareholders, we have over the last few years adopted proxy access and a special meeting right and implemented changes to our executive compensation programs. During the fall of 2019, we contacted the holders of approximately 62% of our outstanding shares, and engaged in active discussions on these topics with investors who requested meetings, representing approximately 20% of our shares outstanding.

Responsiveness to 2019 Shareholder Action by Written Consent Proposal. In response to the high level of shareholder support at the 2019 Annual Meeting for the proposal on shareholder action by written consent, and at the direction of our Governance Committee, we reached out to shareholders for their views on shareholder action by written consent, as well as our existing special meeting process. We contacted the holders of approximately 57% of our outstanding shares. Our independent Chairman of the Board and our independent Chair of the Governance Committee participated in the discussions with several of our shareholders. Feedback received from the shareholders was shared and discussed with the Board.

After careful consideration of the results of the 2019 shareholder action by written consent proposal and the shareholder feedback, as well as a comprehensive review of market practices and provisions adopted by other companies with respect to a shareholder right to act by written consent, the Board is submitting for shareholder approval an amendment and restatement of our Certificate of Incorporation to allow shareholder action by written consent, as further described in "*Proposal 4—Approval of an Amendment and Restatement of our Certificate of Incorporation to Allow Shareholders to Act by Written Consent*" on page 50.

Disclosure of Diversity Data. In September 2018, we disclosed key diversity data for the first time, including the gender and ethnic composition of our workforce, as well as new goals for increasing our global diversity and ensuring we have an inclusive work environment, which include increasing women and underrepresented minorities in our workforce. The disclosures not only reflect the importance of this issue to Applied, but also the input that we received from our shareholders. Shareholder feedback to the information was universally positive, with the view that it demonstrated our commitment to diversity and inclusion, transparency in disclosing data and accountability in working towards our goals.

In 2019, we provided an update of the diversity data published the previous year, as well as additional information regarding our engineering women employees in the U.S. and globally, to communicate the progress we are making towards our goals of increasing representation of women globally and underrepresented minorities in our U.S. workforce.

Shareholder Communications

Any shareholder wishing to communicate with any of our directors regarding Applied may write to the director, c/o Christina Y. Lai, Corporate Secretary, Applied Materials, Inc., 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com. The Corporate Secretary reviews correspondence directed to the Board and, at the Corporate Secretary's discretion, forwards items that she deems appropriate for the Board's consideration. The independent directors of the Board review and approve the shareholder communication process periodically in order to enable an effective method by which shareholders can communicate with the Board.

Stock Ownership Guidelines

The Board has adopted stock ownership guidelines to align the interests of our directors and executive officers with those of our shareholders. The guidelines provide that non-employee directors should each own Applied stock with a value of at least five times the annual base retainer for non-employee directors. Applied's Chief Executive Officer should own Applied stock with a value of at least six times his annual base salary. Each Section 16 officer on the CEO Executive Staff should own Applied stock with a value of at least three times his or her annual base salary. As of December 31, 2019, all of our directors and executive officers were in compliance with the stock ownership guidelines.

Standards of Business Conduct

Applied's Standards of Business Conduct embody our commitment to ethical and legal business practices. The Board expects Applied's directors, officers and all other members of its workforce to act ethically at all times and to acknowledge their commitment to Applied's Standards of Business Conduct. The Standards of Business Conduct are available on our website at: *http://www.appliedmaterials.com/company/investor-relations/governance-documents.*

Board Meetings and Committees

The Board met five times in fiscal 2019. Each director attended over 75% of all Board and applicable committee meetings held during fiscal 2019. Directors are strongly encouraged to attend the Annual Meeting of Shareholders, and all of the directors serving on our Board at the time attended our 2019 Annual Meeting of Shareholders.

The Board has three principal committees performing the functions required by applicable SEC rules and Nasdaq listing standards to be performed by independent directors: the Audit Committee, the Human Resources and Compensation Committee, and the Corporate Governance and Nominating Committee. Each of these committees meets regularly and

has a written charter approved by the Board that is reviewed annually by the respective committee and by the Board. The Board also has a Strategy Committee and an Investment Committee, whose roles and responsibilities are described in Applied's Corporate Governance Guidelines

In addition, at each regularly-scheduled Board meeting, the Chair of each committee reports on any significant matters addressed by the committee since the last Board meeting. Each director who serves on the Audit Committee, Human Resources and Compensation Committee, or Corporate Governance and Nominating Committee is an independent director under applicable Nasdaq listing standards and SEC rules.

Copies of the current charters for the Audit, Human Resources and Compensation, and Corporate Governance and Nominating Committees can be found on our website at: *http://www.appliedmaterials.com/company/investor-relations/governance-documents*. The roles and responsibilities of the Strategy Committee and the Investment Committee are described in Applied's Corporate Governance Guidelines.

Audit Committee

Members:

Dennis D. Powell, Chair*
Judy Bruner*
Stephen R. Forrest
Adrianna C. Ma*
Yvonne McGill*+
Scott A. McGregor*

* Audit Committee Financial Expert
\+ Appointed to Committee in July 2019

Primary responsibilities:

- Oversee financial statements, internal control over financial reporting and auditing, accounting and financial reporting processes
- Oversee the qualifications, independence, performance and engagement of our independent registered public accounting firm
- Oversee disclosure controls and procedures, and internal audit function
- Review and pre-approve audit and permissible non-audit services and fees
- Oversee tax, legal, regulatory and ethical compliance
- Review and approve related-person transactions
- Oversee financial-related risks, enterprise risk management program and cybersecurity
- Oversee matters related to Environmental Health and Safety

Meetings in Fiscal 2019: 11

Human Resources and Compensation Committee

Members:

Thomas J. Iannotti, Chair
Xun (Eric) Chen
Alexander A. Karsner

Primary responsibilities:

- Oversee human resources programs, compensation and employee benefits programs, policies and plans
- Review and advise on management succession planning and executive organizational development
- Determine compensation policies for executive officers and employees
- Review the performance and determine the compensation of executive officers
- Approve and oversee equity-related incentive plans and executive bonus plans
- Review compensation policies and practices as they relate to risk management practices
- Approve the compensation program for Board members
- Oversee human capital management, including the Company's culture and diversity and inclusion programs and initiatives

Meetings in Fiscal 2019: 5

Corporate Governance and Nominating Committee

Members:

Judy Bruner, Chair
Alexander A. Karsner
Adrianna C. Ma
Dennis D. Powell

Primary responsibilities:

- Oversee the composition, structure and evaluation of the Board and its committees
- Identify and recommend qualified candidates for election to the Board
- Establish procedures for director candidate nomination and evaluation
- Oversee corporate governance policies and practices, including Corporate Governance Guidelines
- Review and approve director service on the board of directors of other companies and oversee director education
- Review shareholder proposals and recommend to the Board actions to be taken in response to each proposal
- Review conflict of interest matters for the Board

Meetings in Fiscal 2019: 4

DIRECTOR COMPENSATION

Compensation Program for Directors

We compensate our non-employee directors for their service on the Board with a combination of cash and equity awards. Directors who are employees of Applied do not receive any compensation for their service as directors.

Retainer and Meeting Fees

Each non-employee director receives an annual cash retainer for his or her service on the Board, as well as additional cash retainers if he or she serves as the Chairman of the Board, on a committee or as the chair of a committee. Annual retainers are paid quarterly and are prorated based on the director's service during the fiscal year. The following table sets forth cash compensation for non-employee directors in effect during fiscal 2019.

Annual Base Retainer (prorated and paid quarterly)	$ 70,000
Additional Annual Retainers for Committee Service (prorated and paid quarterly):	
Audit Committee	$ 25,000
Human Resources and Compensation Committee	$ 12,500
Corporate Governance and Nominating Committee	$ 10,000
Strategy Committee	$ 10,000
Additional Annual Retainers for Chairman and Committee Chairs (prorated and paid quarterly):	
Chairman of the Board	$150,000
Audit Committee Chair	$ 25,000
Human Resources and Compensation Committee Chair	$ 20,000
Corporate Governance and Nominating Committee Chair	$ 12,500
Strategy Committee Chair	$ 12,500

In addition, non-employee directors receive $2,000 per meeting for service on the Investment Committee or other ad-hoc committee of which they are a member, or $3,000 per meeting if they are the chair of such a committee. Non-employee directors are reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings, business events on behalf of Applied, and seminars and programs on subjects related to their Board responsibilities.

Equity Compensation

Initial Grant. Upon initial appointment or election to the Board, a non-employee director receives a grant of restricted stock units with respect to a number of shares of Applied common stock with a fair market value on the date of grant equal to $225,000 (rounded down to the nearest whole share), pro-rated based on the period starting on the day of initial appointment or election and ending on the day of the next scheduled annual meeting of shareholders.

Annual Grant. Each non-employee director elected at an annual meeting receives on that date a non-discretionary grant of restricted stock units with respect to a number of shares of Applied common stock with a fair market value on the date of grant equal to $225,000 (rounded down to the nearest whole share). A non-employee director who is initially appointed or elected to the Board on the day of an annual meeting of shareholders receives only an annual grant. Each of our non-employee directors re-elected at the 2019 Annual Meeting received a grant of 5,988 restricted stock units on that date.

Vesting. Grants made to our non-employee directors vest in full on the earlier of March 1 of the year following the date of grant or the next annual meeting, provided the non-employee director remains on the Board through the scheduled vesting date. Vesting of these grants will be accelerated in full upon a non-employee director's earlier termination of service on the Board due to disability or death, or upon a change of control of Applied if the director ceases to be a non-employee director (and does not become a member of the board of directors of any successor corporation or its parent). Non-employee directors may elect in advance to defer receipt of vested shares until their termination of service on the Board.

Limit on Awards. Under our amended and restated Employee Stock Incentive Plan, grants of equity awards to any individual non-employee director may not exceed a fair market value totaling more than $400,000 in any fiscal year.

Charitable Matching Contributions

Non-employee directors are eligible to participate in The Applied Materials Foundation Matching Gift Program, under which the Foundation annually will match up to $3,000 of a non-employee director's donations to eligible non-profit and educational organizations, as well as match an unlimited amount of donations to our annual food drive. In addition,

non-employee directors are eligible to participate in a matching program under the Applied Materials, Inc. Political Action Committee, under which the Company annually will match up to $2,500 of a non-employee director's contributions for the benefit of eligible non-profit organizations and kindergarten to 12th grade public and non-profit private schools in the U.S. Non-employee directors are subject to the same maximum matching amounts and other terms as those for Applied's employees.

Director Compensation for Fiscal 2019

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	All Other Compensation ($)[3]	Total ($)
Judy Bruner	117,500	220,119	6,500	344,119
Xun (Eric) Chen	92,500	220,119	—	312,619
Aart J. de Geus	104,500	220,119	—	324,619
Stephen R. Forrest	117,000	220,119	750	337,869
Thomas J. Iannotti	252,500	220,119	4,000	476,619
Alexander A. Karsner	92,500	220,119	—	312,619
Adrianna C. Ma	123,000	220,119	2,000	345,119
Yvonne McGill[4]	25,577	142,201	—	167,778
Scott A. McGregor	105,000	220,119	6,000	331,119
Dennis D. Powell	140,000	220,119	—	360,119

(1) Amounts shown do not reflect compensation actually received by the directors. Instead, these amounts represent the grant date fair value of stock awards granted in fiscal 2019 (consisting of 5,988 restricted stock units granted to each director on March 7, 2019 and 2,831 restricted stock units granted to Ms. McGill on July 22, 2019 upon her initial appointment to the Board), as determined pursuant to FASB Accounting Standards Codification 718 ("ASC 718"). The assumptions used to calculate the value of stock awards are set forth in Note 12 of the Notes to Consolidated Financial Statements included in Applied's Annual Report on Form 10-K for fiscal 2019 filed with the SEC on December 13, 2019.

(2) Each director other than Ms. McGill had 5,988 restricted stock units outstanding at the end of fiscal 2019 and Ms. McGill had 2,831 restricted stock units outstanding at the end of fiscal 2019. In addition, certain directors had restricted stock units that had vested in previous years and for which settlement was deferred until the date of his or her termination of service from the Board, as follows: Dr. Chen, 14,286 units; Ms. Ma, 20,416 units; and Mr. Powell, 58,870 units.

(3) Amount shown represents The Applied Materials Foundation's and/or the Company's matching contribution of the director's donations/contributions to eligible non-profit organizations.

(4) Ms. McGill was appointed to the Board in July 2019.

STOCK OWNERSHIP INFORMATION

Principal Shareholders

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2019 by each person known by Applied to own 5% or more of our common stock. In general, "beneficial ownership" refers to shares that an entity or individual had the power to vote or the power to dispose of, and shares that such entity or individual had the right to acquire within 60 days after December 31, 2019.

	Shares Beneficially Owned	
Name	**Number**	**Percent**[(1)]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	75,042,977[(2)]	8.20%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	66,433,313[(3)]	7.26%
State Street Corporation One Lincoln Street Boston, MA 02111	47,947,194[(4)]	5.24%

(1) Percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 915,455,190 shares of common stock outstanding as of December 31, 2019.

(2) The amended Schedule 13G filed with the SEC by The Vanguard Group ("Vanguard") on February 11, 2019 indicates that as of December 31, 2018, Vanguard had sole dispositive power over 73,625,049 shares, shared dispositive power over 1,417,928 shares, sole voting power over 1,213,882 shares, and shared voting power over 227,790 shares.

(3) The amended Schedule 13G filed with the SEC by BlackRock, Inc. ("BlackRock") on February 4, 2019 indicates that as of December 31, 2018, BlackRock had sole dispositive power over 66,433,313 shares and sole voting power over 55,582,185 shares.

(4) The amended Schedule 13G filed with the SEC by State Street Corporation ("State Street") on February 13, 2019 indicates that as of December 31, 2018, State Street had shared dispositive power over 44,618,743 shares and shared voting power over 43,477,113 shares.

Directors and Executive Officers

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2019 by: (1) each director and director nominee, (2) each NEO and (3) the current directors and executive officers as a group. In general, "beneficial ownership" refers to shares that a director or executive officer had the power to vote or the power to dispose of, and shares that such individual had the right to acquire within 60 days after December 31, 2019.

	Shares Beneficially Owned	
Name	Number[(1)]	Percent[(2)]
Directors, not including the CEO:		
Judy Bruner	14,566	*
Xun (Eric) Chen	24,578[(3)]	*
Aart J. de Geus	141,467	*
Stephen R. Forrest	66,967	*
Thomas J. Iannotti	59,970	*
Alexander A. Karsner	20,027	*
Adrianna C. Ma	23,199[(4)]	*
Yvonne McGill	163	*
Scott A. McGregor	4,261	*
Dennis D. Powell	64,259[(5)]	*
Named Executive Officers:		
Gary E. Dickerson	1,564,568	*
Daniel J. Durn	109,696[(6)]	*
Ali Salehpour	322,689	*
Prabu G. Raja	241,635	*
Steve G. Ghanayem	283,882	*
Current Directors and Executive Officers, as a Group (19 persons)	3,749,538[(7)]	*

* Less than 1%

(1) Except as subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of their shares of common stock.

(2) Percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 915,455,190 shares of common stock outstanding as of December 31, 2019, plus the number of shares of common stock that such person or group had the right to acquire within 60 days after December 31, 2019.

(3) Includes 14,467 restricted stock units that have vested and which, pursuant to Dr. Chen's election to defer, will be converted to shares of Applied common stock and paid to him on the date of his termination of service from the Applied Board.

(4) Includes 20,681 restricted stock units that have vested and which, pursuant to Ms. Ma's election to defer, will be converted to shares of Applied common stock and paid to her on the date of her termination of service from the Applied Board.

(5) Includes 59,670 restricted stock units that have vested and which, pursuant to Mr. Powell's election to defer, will be converted to shares of Applied common stock and paid to him on the date of his termination of service from the Applied Board.

(6) Includes 18,630 restricted stock units that are scheduled to vest within 60 days after December 31, 2019.

(7) Includes (a) 32,375 restricted stock units that are scheduled to vest within 60 days after December 31, 2019 and (b) 94,818 restricted stock units that have vested and which, pursuant to each director's election to defer, will be converted to shares of Applied common stock and paid to the director on the date of the director's termination of service from the Applied Board.

PROPOSAL 2—APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Securities Exchange Act of 1934 (the “Exchange Act”), we are asking shareholders to approve, on a non-binding, advisory basis, the compensation of our NEOs, as described in this Proxy Statement. We seek this approval each year. Our annual “say-on-pay” proposals have been supported by our shareholders each year since we began providing this vote in 2011, and received the support of 96% of votes cast in 2019.

Our Board of Directors believes that our compensation policies and practices promote a performance-based culture and align our executives’ interests with those of our shareholders through a strong emphasis on at-risk compensation tied to the achievement of performance objectives and shareholder value. Our executive compensation program is also designed to attract and retain highly-talented executives who are critical to the successful implementation of Applied’s strategic plan.

Pay and Performance. We align compensation with our business objectives, performance and shareholder interests. See pages 26 and 35 for charts illustrating the connection between key financial and Company performance metrics and the compensation paid to our CEO during the last five fiscal years.

Significant Portion of CEO Pay Consists of Variable Compensation and Long-Term Incentives. In fiscal 2019, 92% of our CEO’s compensation comprised variable compensation elements, and 84% of his overall compensation was delivered in equity with multi-year vesting. Performance objectives include financial and market objectives relating to adjusted operating margin, adjusted gross margin, WFE market share and relative TSR, as well as strategic and operational objectives, as described on pages 32 and 33.

Please see the *“Compensation Discussion and Analysis”* section for further discussion of our executive compensation program and the fiscal 2019 compensation of our NEOs.

We are asking our shareholders to approve the compensation of our NEOs as described in this Proxy Statement by voting in favor of the following resolution:

“RESOLVED, that the shareholders approve, on a non-binding, advisory basis, the compensation paid to the Company’s named executive officers as disclosed in the Company’s Proxy Statement for the 2020 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis section, the Summary Compensation Table, other compensation tables, narrative discussion and related disclosure.”

Even though this say-on-pay vote is advisory and therefore will not be binding on the Company, the HRCC and the Board value the opinions of our shareholders, and will consider the results of the vote when making future compensation decisions for our NEOs.

✓ **THE BOARD RECOMMENDS THAT YOU VOTE *FOR* THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS FOR FISCAL YEAR 2019, AS DISCLOSED IN THIS PROXY STATEMENT**

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our Business and Strategy

Applied Materials is the leader in materials engineering solutions used to produce virtually every new chip and advanced display in the world. Our expertise in modifying materials at atomic levels and on an industrial scale enables customers to transform possibilities into reality. At Applied Materials, our innovations make possible the technology shaping the future.

We develop, design, produce and service semiconductor and display equipment for manufacturers that sell into highly competitive and rapidly changing end markets. Our competitive positioning is driven by our ability to identify major technology inflections early, and to develop highly differentiated materials engineering solutions for our customers to enable those technology inflections. Through our broad portfolio of products and technologies, innovation leadership and focused investments in research and development, we are enabling our customers' success and creating significant value for our shareholders.

Our Performance Highlights

Over the past several years, our broad portfolio of products and services has made Applied a more resilient company that can perform well in a variety of conditions. In 2019, we delivered solid performance against very aggressive targets in a challenging market environment that was affected by down cycles in both memory and display equipment spending. Key highlights include:

- Revenue of $14.6 billion;
- Operating profit of $3.4 billion, resulting in GAAP EPS of $2.86, and non-GAAP adjusted EPS of $3.04 (see Appendix A for a reconciliation of non-GAAP adjusted measures);
- Delivered operating cash flow of $3.2 billion, equal to 22% of revenue; and
- Returned $3.2 billion to shareholders through dividends and share repurchases.

Highlights of five-year performance achievements across key financial measures


Revenue
+51%
$9.7B
$14.6B
FY2015
FY2019
Non-GAAP Adjusted
Operating Margin
+3.9 PTS
19.6%
23.5%
FY2015
FY2019
Non-GAAP Adjusted EPS
+155%
$1.19
$3.04
FY2015
FY2019

Non-GAAP adjusted operating margin and non-GAAP adjusted EPS are performance targets under our bonus and long-term incentive plans. See Appendix A for non-GAAP reconciliations.

Key financial highlights for our reporting segments in fiscal 2019 include the following:

- **Semiconductor Systems segment**: we delivered annual revenue of $9.0 billion in an environment that included a significant correction in memory spending.
- **Applied Global Services segment**: we grew revenue to a record $3.9 billion and continued to increase the number of installed base tools covered by long-term service agreements by approximately 30% since 2017.
- For the calendar year 2019, we expect to outperform both the WFE market and our process equipment peers.
- **Display and Adjacent Markets segment**: we delivered revenue of $1.7 billion and maintained profitability during an industry down cycle.

Strategic and Operational Highlights

Applied's strategy is to deliver highly differentiated materials engineering products and services that enable major technology inflections and drive our customers' success.

See inflections early	Identify customers' High Value Problems	Develop Differentiated Valuable Sustainable products	Ensure customer success + Generate residual value

We believe the electronics industry is in a period of transition as major new growth drivers emerge in the form of the Internet of Things (IoT), big data and artificial intelligence (AI). In fiscal 2019, we continued to focus on initiatives that will help accelerate our customers' roadmaps and put Applied in the best position for the future. Key highlights include:

- We continued to prioritize our operating expenses towards R&D to solve major technology challenges for our customers and drive our long-term growth strategy.
- In addition to advancements in our traditional unit process equipment, we introduced new Integrated Materials Solutions – a new category of products that combine multiple process steps in a single system to help customers create new types of semiconductor structures and devices.
- We strengthened our capabilities to address the growing number of applications within the IoT, communications, automotive, power and sensor markets.
- We grew our installed base of semiconductor and display equipment by approximately 2,000 systems to now total nearly 43,000. Also, the number of tools we have under long-term service agreements (which generate subscription-style revenue) has increased by approximately 30% since 2017.
- We expanded our R&D capabilities by opening the Materials Engineering Technology Accelerator (META Center), a state-of-the-art facility aimed at speeding customer prototyping of new materials, process technologies and devices. The META Center extends Applied's ability to collaborate with customers to pioneer new ways of improving chip performance, power and cost.

The HRCC approved an aggressive set of scorecard targets for the executive officers for fiscal 2019, including financial targets above any levels that Applied had achieved in the past, as well as equally challenging operational targets. Although the aggressive targets resulted in below-target bonus payments, the Company expects to see market share growth for calendar year 2019 and also made significant progress on long-term growth initiatives.

During fiscal 2019, Applied delivered solid financial and operational performance in a challenging environment and made meaningful progress towards our long-term strategic goals that are focused on enabling strong longer-term revenue and EPS growth; however, the results were below aggressively set targets. Accordingly, bonus payouts to our executive officers were below target bonus amounts. As part of our multi-year incentive program, for the period of 2017 to 2019, the HRCC approved aggressive goals for non-GAAP adjusted operating margin and WFE market share. The results for this three-year performance period were above target, resulting in above target level performance share unit awards for our executive officers.

Stock Price Performance

In fiscal 2019, our stock price performance reflected steady market optimism, particularly in the second half of the year, as the semiconductor market environment showed early signs of strength in foundry and logic spending, and continued reduction in memory inventory levels. Over the past five years, Applied has outperformed the S&P 500 Index, as shown below. In addition, Applied outperformed peers by over 40% in fiscal 2019.

FY2015 – FY2019 Total Shareholder Return vs. Key Peers


300%
200%
100%
0%
219%
187%
71%
FY2015
FY2016
FY2017
FY2018
FY2019
AMAT
S&P 500
FY19 Proxy Peers

Primary Compensation Elements and Executive Compensation Highlights for Fiscal 2019

The primary elements of our compensation program consist of base salary, annual incentive bonuses and long-term incentive awards. Other elements of compensation include a 401(k) savings plan, deferred compensation benefits and other benefits programs that are generally available to all employees. Primary elements and highlights of our fiscal 2019 compensation program were as follows:

Element of Pay	Structure	Highlights
Base Salary (see page 29)	■ Fixed cash compensation for expected day-to-day responsibilities ■ Reviewed annually and adjusted when appropriate, based on scope of responsibility, performance, time in role, experience, and competitive market for executive talent	■ Fiscal 2019 salaries for each named executive officer ("NEO") increased from 2018 levels to reflect increases in competitive pay positioning levels
Annual Incentive Bonuses (see page 29)	■ Variable compensation paid in cash ■ Based on performance against pre-established financial, operational, strategic and individual performance measures ■ Financial and non-financial metrics provide a comprehensive assessment of executive performance ■ Performance metrics evaluated annually for alignment with strategy and market trends ■ NEO annual incentives determined through three-step performance measurement process:  Funding Allocation 1 Initial Funding Threshold Non-GAAP Adjusted EPS 2 Corporate Scorecard Business and Strategic Goals 3 Individual Performance Modifier Individual NEO Performance	■ Fiscal 2019 target bonuses as a percentage of base salary were the same as fiscal 2018 levels for all the NEOs, except for Mr. Durn, whose target was increased to reflect the competitive pay positioning level for annual incentive targets for CFOs ■ The initial funding threshold non-GAAP adjusted EPS goal for fiscal 2019 was $2.90. The Company achieved an actual result of $3.04 ■ As the initial funding threshold was achieved, the annual bonuses were based on the performance of the Company's objective and quantifiable business and strategic goals in the corporate scorecard for each NEO ■ Based on achievement compared to goals, fiscal 2019 actual annual bonuses ranged from 0.49x to 0.69x target for our NEOs — Achievement against the corporate scorecard ranged from 0.49x to 0.65x target (see corporate scorecard information on pages 32 and 33) — Based on an assessment of individual performance results and the impact against both quantitative and strategic objectives, each NEO, except for Mr. Durn, received an IPF of 1.0x. Mr. Durn received an IPF of 1.25x in recognition of his above and beyond performance in successfully managing external investor relationships and his vision and execution in driving major improvements in efficiency and effectiveness across the Finance organization (see individual performance highlights on page 34)
Long-Term Incentives (see page 35)	■ Performance share units ("PSUs") to establish rigorous long-term performance alignment ■ Restricted stock units ("RSUs") to provide link to shareholder value creation and retention value ■ PSUs vest based on achievement of 3-year non-GAAP adjusted operating margin and 3-year Total Shareholder Return ("TSR") measured against the S&P 500 ■ PSUs vests at end of 3-year performance period, based on achievement of performance goals; RSUs vest ratably over 3 years	■ The target vehicle mix of the equity awards consists of 75% PSUs and 25% RSUs for the CEO and 50% PSUs and 50% RSUs for the other NEOs ■ Non-GAAP adjusted operating margin is a key measure of our Company's long-term success ■ For fiscal 2019, the WFE market share metric applicable for fiscal 2018 PSUs was replaced with relative TSR, which better reflects our growing Display and Services businesses, in addition to our semiconductor segment, and incentivizes management to outperform the market through each business environment

Pay Mix

In fiscal 2019, a significant portion of our executive compensation consisted of variable compensation and long-term incentives. As illustrated below, 92% of CEO compensation for fiscal 2019 comprised variable compensation elements, and 84% of CEO overall compensation was delivered in equity with multi-year vesting.

FY2019 Compensation Mix[1]

CEO | All Other NEOs


Base Salary 8%
Annual Incentive Bonus 8%
RSU 21%
PSU 63%
84% Long-Term Incentives
92% Variable Compensation
Base Salary 13%
Annual Incentive Bonus 11%
RSU 38%
PSU 38%
76% Long-Term Incentives
87% Variable Compensation

[1] *Represents total direct compensation for FY2019*

Summary of 2019 Total Direct Compensation

The following table summarizes elements of annual total direct compensation for our NEOs for fiscal 2019, consisting of (1) base salary, (2) annual incentive bonus and (3) long-term incentive awards (the grant date fair value of stock awards). This table excludes amounts not considered by the HRCC to be annual total direct compensation, such as certain other amounts required by the SEC to be reported in the Summary Compensation Table (see page 41 of this Proxy Statement).

Name and Principal Position	Salary ($)	Annual Incentive Bonus ($)	Annual Long-Term Incentive Award ($)	Total ($)
Gary E. Dickerson President and Chief Executive Officer	1,024,808	1,133,000	11,696,506	13,854,314
Daniel J. Durn Senior Vice President, Chief Financial Officer	620,673	580,078	3,931,029	5,131,780
Ali Salehpour Senior Vice President, Services, Display and Flexible Technology	620,673	411,750	3,931,029	4,963,452
Prabu G. Raja Senior Vice President, Semiconductor Products Group	564,058	430,948	2,892,132	3,887,138
Steve G. Ghanayem Senior Vice President, New Markets and Alliances Group	564,058	497,543	2,892,132	3,953,733

Pay and Performance

The HRCC approves aggressive performance goals for the CEO, as well as for the entire executive leadership team. As a result, despite outstanding TSR growth from fiscal 2015 through 2019, our CEO's total direct compensation has remained essentially flat over the same period.


Total Direct Compensation(1)
Total Shareholder Return(2)
Value of $100 Invested on 10/23/2015
Annual Total Direct Compensation ($ millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$20
$15
$10
$5
$0
$13.9
$14.6
$14.5
$13.7
$13.9
FY2015
FY2016
FY2017
FY2018
FY2019

(1) Total direct compensation consists of annual base salary, annual incentive bonus and long-term incentive award (grant date fair value of annual equity awards). Total direct compensation shown above excludes other amounts required by the SEC to be reported in the Summary Compensation Table.

(2) TSR line illustrates the total shareholder return on our common stock during the period from October 23, 2015 through October 25, 2019 (the last business day of fiscal 2019), assuming $100 was invested on October 23, 2015 and assuming reinvestment of dividends.

Other Key Compensation Practices

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our leadership team with the interests of our shareholders. Below is a summary of best practices that we have implemented and practices that we avoid because we believe they are not in the best interests of Applied or our shareholders.

WHAT WE DO	WHAT WE DO NOT DO
✓ **Pay for Performance** – Significant majority of NEO target compensation is performance-based and tied to pre-established performance goals aligned with our short- and long-term objectives.	✘ **No Guaranteed Bonuses** – Our annual bonus plans are performance-based and do not include any minimum payment levels.
✓ **Mitigation of Risk** – Use of varied performance measures in incentive programs mitigates risk that executives will be motivated to pursue results with respect to any one performance measure to the detriment of Applied as a whole.	✘ **No Hedging or Pledging** – Our insider trading policy prohibits all directors, NEOs and other employees from engaging in hedging or other speculative trading, and prohibits directors and NEOs from pledging their shares.
✓ **Compensation Recoupment Policy** – Both our annual cash bonus plan and our stock incentive plan contain "clawback" provisions providing for reimbursement of incentive compensation from NEOs in certain circumstances.	✘ **No Perquisites** – We do not provide material perquisites or other personal benefits to our NEOs or directors, except in connection with business-related relocation.
✓ **Stock Ownership Guidelines** – All senior officers and directors are subject to stock ownership guidelines to align their interests with shareholders' interests.	✘ **No Dividends on Unvested Equity Awards** – We do not pay dividends or dividend equivalents on unvested equity awards.
✓ **Double-Trigger Change-in-Control Provisions** – Equity awards for all NEOs require a "double-trigger" of both a change-in-control and termination of employment for vesting acceleration benefits to apply.	✘ **No Executive Pensions** – We do not offer any executive pension plans.
✓ **Annual Say-On-Pay Vote** – We seek annual shareholder feedback on our executive compensation program.	✘ **No Tax Gross-Ups** – We do not pay tax gross-ups, except in connection with business-related relocation or expatriate assignments.

Compensation Governance and Decision-Making Framework

Overview of Compensation Program Philosophy and Governance Framework

Our executive compensation program has three principal objectives:

- To attract, reward and retain highly-talented executive officers and other key employees;
- To motivate these individuals to achieve short-term and long-term goals that enhance shareholder value; and
- To support our core values and culture.

We seek to achieve these objectives by:

- Providing compensation that is competitive with the practices of other leading, high-technology companies; and
- Linking rewards to Company and individual performance by:
  - Setting challenging performance goals for executive officers and other key employees;
  - Balancing retention needs with performance objectives; and
  - Providing a high proportion of total target compensation in the form of equity incentives to motivate executive officers and key employees to increase long-term value in alignment with shareholders' interests.

The HRCC uses these principles to determine base salaries, annual incentive bonuses and long-term incentive awards. The HRCC also considers Applied's business objectives, external factors such as geopolitical and economic environment, competitive practices and trends, and corporate considerations, including the affordability of the compensation program.

The HRCC further considers the results of the annual advisory "say-on-pay" vote and shareholder feedback. At our Annual Meeting in 2019, our "say-on-pay" proposal received a substantial majority (96%) of votes cast. In consideration of this vote and feedback from our shareholders gathered through our outreach efforts, the HRCC approved an executive compensation program structure for fiscal 2019 that is unchanged from the fiscal 2018 program.

Fiscal 2019 Peer Group Companies

The HRCC regularly reviews compensation paid by our peer group, which consists of a broad range of high-technology companies whose businesses are similar to ours and with which we typically compete for executive talent, as a reference point for evaluating our compensation program.

For the composition of the fiscal 2019 peer group, we considered companies that met the following criteria: (1) technology companies with manufacturing operations, (2) companies whose revenues or market capitalization were approximately one-third to five times that of Applied, (3) U.S. based publicly-traded companies with global operations that disclose executive compensation pursuant to SEC rules, (4) companies that compete with us for key talent, and (5) companies that devote significant resources to research and development as a percentage of revenue or have approximately one-half to two times market capitalization to revenue multiple as that of Applied. Based on this assessment, the HRCC determined to remove Juniper Networks, Inc., which was part of the fiscal 2018 peer group, from the fiscal 2019 peer group as it no longer met most of the screening criteria listed above, including revenue and multiple of market capitalization to revenue. The HRCC added Analog Devices, Inc. to the fiscal 2019 peer group as it met the criteria for multiple of market capitalization to revenue and it has a stronger business fit with Applied relative to Juniper Networks. Each of the other companies in the peer group listed below met most, if not all, of the five screening criteria and continued to be included in the peer group; in addition, several of the companies were among our principal U.S. competitors or top U.S. customers.

Data gathered on the peer group include base salary, bonus, targeted cash compensation, long-term incentive awards and total direct compensation. The HRCC uses this information as a reference point rather than to target a specific percentile for our NEOs. The peer group data is gathered from the sources described in "*Role of Compensation Consultant"* below.

Our fiscal 2019 peer group and related information are set forth below.

Fiscal 2019 Peer Group	
Advanced Micro Devices, Inc.	Micron Technology, Inc.
Analog Devices, Inc.	Motorola Solutions, Inc.
Broadcom, Inc.	NetApp, Inc.
Cisco Systems, Inc.	NVIDIA Corp.
Corning Inc.	QUALCOMM, Inc.
Intel Corp.	Seagate Technology plc
KLA Corp.	Texas Instruments, Inc.
Lam Research Corp.	Western Digital Corp.

Applied Materials Positioning Relative to Peers


Revenue
◆ 60th
100th percentile
Market Capitalization
▲ 59th
100th percentile
50th percentile
Percentile Rank

Components of Total Direct Compensation

Determining Annual Total Direct Compensation

At the beginning of fiscal 2019, the HRCC evaluated each NEO's annual total direct compensation – consisting of annual base salary, annual incentive bonus and long-term incentive award. As part of this annual evaluation, the HRCC considers the NEO's scope of responsibility, performance, skill set, prior experience and achievements, advancement potential, impact on results and expected future contributions to our business. The HRCC also considers the compensation levels of an executive officer relative to other Applied officers, the need to attract and retain talent, business conditions, and compensation levels at our peer companies for comparable positions; however, no individual element of compensation is targeted to a peer percentile range. The HRCC uses peer group data as a tool to assess how our executives' compensation compares to the market rather than as a means to establish specific target compensation levels. Actual pay results vary based on the overall performance of the Company and individual NEO performance, as the largest portion of NEO compensation is performance-based.

Base Salaries

Base salaries and bonus opportunities are designed to attract, motivate, reward and retain executive talent, as well as to align pay with performance. At the beginning of each fiscal year, the HRCC determines each NEO's targeted total cash compensation (salary and target bonus).

Base salaries are an annual fixed level of cash compensation. The HRCC approved an increase for each NEO's salary to ensure that it continues to reflect competitive pay positioning levels of similar roles, as well as to provide adequate retention value. Applied continues to focus the weighting of cash compensation more heavily toward performance-based incentives.

Annual Incentive Bonus Opportunities

Bonus Plan Overview. In fiscal 2019, all of our NEOs participated in the Senior Executive Bonus Plan (the "Bonus Plan"). The Bonus Plan is a shareholder-approved bonus program designed to motivate and reward achievement of Applied's business goals aligned with delivering shareholder value and to attract and retain highly-talented individuals. The annual incentive bonus opportunity for each NEO under the Bonus Plan is directly linked to Applied's achievement of financial and market performance, operational performance and strategic objectives, in addition to individual performance. Company and individual goals are designed to incentivize management to drive strong operating performance, invest in innovation to drive future growth and create shareholder value. Our Bonus Plan is performance-based and does not include any minimum payment levels.

Determining Target Bonus Amounts. Target bonus amounts for the NEOs are expressed as a percentage of base salary. The HRCC approves the annual target bonus amount for each NEO, taking into consideration Mr. Dickerson's recommendations regarding the annual target bonus amounts for each of the NEOs other than himself. In early fiscal 2019, Mr. Dickerson recommended that, for each NEO, other than Mr. Durn, the target bonus amounts remain unchanged from fiscal 2018. Mr. Dickerson recommended, and the HRCC approved, increasing Mr. Durn's target bonus from 110% to 135% of his salary to reflect an increase in the competitive pay positioning level for annual incentive targets for CFOs. The HRCC considered a number of factors, including publicly available data and market survey data, as well as an assessment of overall economic and business conditions in deciding not to increase Mr. Dickerson's target bonus.

Assessing Performance and Payout. The determination of fiscal 2019 performance and annual incentive bonuses for our NEOs consisted of three key steps, as illustrated in the diagram below and the following discussion.

Initial Funding Threshold	NEO Bonus Determination: Corporate Scorecard	NEO Bonus Determination: Individual Performance Factor
▪ Threshold performance requirement that must be achieved for maximum bonuses to become available ▪ Initial funding threshold for fiscal 2019 was **non-GAAP adjusted EPS** of $2.90	▪ Assessment of performance against pre-defined financial, operational and strategic corporate goals ▪ For fiscal 2019, for our CEO and CFO, **50% based on financial and market performance and execution goals; 50% based on objective and measurable operational and strategic goals**	▪ Assessment of **individual NEO performance against personal objectives and contributions to the business**

The HRCC believes that this multi-step performance framework appropriately emphasizes financial performance, while also providing a mechanism to assess achievement of key business imperatives by individual NEOs.

Initial Funding Threshold. For fiscal 2019, the HRCC chose non-GAAP adjusted EPS as the initial funding threshold. EPS, an indicator of overall Company financial performance, is a measure of profits generated on a per share basis that are available either to reinvest in the business or distribute to shareholders, and has a strong link to share price valuation.

If Applied does not achieve a threshold non-GAAP adjusted EPS of $2.90 for the fiscal year, no bonus is payable. If this threshold is achieved, the maximum bonus that becomes payable for each NEO is the lowest of: (a) $5 million, (b) 3x a corporate bonus pool funding modifier, multiplied by the target bonus, and (c) 3x the target bonus, as a percentage of base salary.

In fiscal 2019, Applied's non-GAAP adjusted EPS was $3.04, resulting in achievement of the initial funding threshold under the Bonus Plan. Adjusted EPS is a non-GAAP measure that excludes certain items from EPS determined in accordance with GAAP (see Appendix A for a reconciliation of non-GAAP adjusted EPS). Non-GAAP adjusted EPS does not exclude share-based compensation expenses.

Balanced Corporate Scorecard. If the initial performance goal is achieved, the HRCC then uses the corporate scorecard to evaluate achievement of pre-defined corporate objectives and goals for each NEO and as a primary mechanism to exercise negative discretion from the maximum bonus amount. The scorecard is designed to measure financial and non-financial objectives that are considered by the HRCC to be key drivers of the Company's near-term financial and operational success that will create shareholder value over the longer-term. The fiscal 2019 scorecard measured corporate performance in four broad categories: (1) Financial and Market Performance and Execution, (2) Products and Growth, (3) Customers and Field and (4) People and Organization. These categories align with and support the Company's strategy of strengthening our materials engineering capabilities to enable major technology inflections for our customers and positioning Applied for sustainable growth to support long-term value creation for its shareholders.

Scorecard Category	Weighting for CEO and CFO	Link to Company Strategy and Performance
Financial and Market Performance and Execution	50%	Financial, market share and TSR goals align with a focus on delivering sustainable performance that increases shareholder value Incentivizes increased efficiency in operational process, product development success and quality and safety performance
Products and Growth	30%	Reinforces strategy of developing new and differentiated products and services and positioning Applied and its products for future revenue and market share growth
Customers and Field	12.5%	Promotes focus on customer service by improving growth and efficiency at key accounts and applications
People and Organization	7.5%	Drives focus on greater employee engagement to promote hiring, retention and development of key talent

NEO Objectives and Weightings. Each NEO was assigned individualized weightings for all measures to reflect the relative impact and contributions of that NEO and his business or organizational unit to Applied's overall performance with respect to a particular measure. The corporate scorecard objectives and weightings were the same for Mr. Dickerson and Mr. Durn. The objectives and weightings for each NEO are set forth in the table below.

Goal Setting and Measurement. At the beginning of the fiscal year, the HRCC reviewed objectives, goals and weightings initially proposed by management, and provided input to the final corporate scorecard and individual weightings for each NEO. Scorecard objectives are intended to be very challenging to incentivize our NEOs to achieve performance levels that are higher than our externally communicated financial targets. Consequently, delivering results below the 100% target level can still represent very meaningful progress towards our long-term strategic goals. Progress towards achieving the corporate scorecard objectives was evaluated and tracked quarterly during the fiscal year. Scores were awarded for each metric under the scorecard based on the degree to which the pre-determined goals for that metric were achieved. Performance hurdles were set to measure achievement at 0, 0.5, 1.0, 1.5 and 2.0 levels, with a score of 1.0 indicating performance that met very high expectations and scores over 1.0 indicating extraordinary achievement. At the end of the fiscal year, scores were calculated based on actual performance against objectives and were presented to the HRCC to review, adjust and approve.

The following table details fiscal 2019 corporate scorecard objectives, their relative weightings for each NEO, the achievements based on performance against rigorous objectives and the resulting scores, as approved by the HRCC (see Appendix A for non-GAAP reconciliations). The HRCC approved an aggressive set of scorecard targets for the executive officers for fiscal 2019, including financial targets above any levels that Applied had achieved in the past, as well as equally challenging operational targets. During fiscal 2019, Applied delivered solid financial and operational performance in a challenging environment and made meaningful progress towards our long-term strategic goals that are focused on enabling strong longer-term revenue and EPS growth; however, the results were below aggressively set targets. Accordingly, bonus payouts to our executive officers were below target bonus amounts.

	Weightings					
Objectives	Dickerson and Durn	Salehpour	Raja	Ghanayem	Achievements	Score
Financial and Market Performance and Execution	50.0%	47.5%	50.0%	40.0%		
• Grow wafer fabrication equipment (measured by Gartner) market share					• Expecting growth in wafer fabrication equipment market share but below the aggressive targeted share increase in calendar 2019	0.5
• Achieve adjusted gross margin targets (gross margin reported externally)					• Delivered 44.0% non-GAAP adjusted gross margin, but below the aggressive targets set for the year	0.0
• Achieve adjusted operating margin goal (operating margin reported externally)					• Achieved 23.5% non-GAAP adjusted operating margin, narrowly missing the aggressive targets set for the year	0.5
• Achieve TSR target relative to peers					• Achieved targeted TSR performance relative to semiconductor equipment peer group	1.0
• Improve operational, quality and safety performance					• Successfully drove improvements in delivery times, materials costs, quality and safety	1.0
Products and Growth	30.0%	37.5%	25.0%	42.5%		
• Demonstrate progress towards ability to deliver targeted fiscal 2023 revenue for semiconductor businesses					• Met aggressive milestones towards delivering 2023 revenue target for semiconductor businesses	1.0
• Demonstrate progress towards ability to deliver targeted fiscal 2023 revenue for Display business					• Made significant progress towards delivering 2023 revenue target for Display business but some results were below the aggressive goals set for the year	0.5
• Grow Service revenue per target					• Delivered record Service revenue but fell short of the aggressive service revenue growth target for the year	0.0
• Develop growth pipeline to deliver targeted fiscal 2021 revenue and create opportunities in core and new businesses					• Developed strong pipeline of opportunities to drive significant future growth but fell slightly short of aggressive targets	0.5
Customers and Field	12.5%	7.5%	17.5%	10.0%		
• Achieve growth and efficiency metrics at key accounts					• Achieved aggressive field management goals at the majority of, but not all, key accounts	0.5
• Win development tool of record and production tool of record positions at key customers; grow target applications for systems and service					• Delivered many development tool of record and production tool of record positions, which set us up well for the future, but below the aggressive targets set for the year. Achieved many significant milestones for application growth for systems and service, but below the aggressive targeted goals for the year	0.5
• Validate Preferred Strategic Partner customer engagements worth targeted fiscal 2023 revenue that create value for customers and meaningfully expand systems and service business					• The Preferred Strategic Partner goal is set as a multiple year objective to go far beyond our existing customer relationships. In 2019, we achieved many milestones for Preferred Strategic Partner engagements, however, fell short of some aggressive targets set for the year	0.5

Objectives	Weightings: Dickerson and Durn	Weightings: Salehpour	Weightings: Raja	Weightings: Ghanayem	Achievements	Score
People and Organization	7.5%	7.5%	7.5%	7.5%		
● Improve overall health score and employee engagement score relative to 2018 organizational health index survey results					● Despite both a challenging business climate and robust talent market, in 2019, we achieved the same overall health score and employee engagement score as the previous year	0.5
● Accelerate diversity and inclusion initiative by increasing targeted representation of women and underrepresented minorities, improving culture of inclusion and setting goals, plans and scoring matrices for certain business and functional organizations					● Formed fully-dedicated team to support work in designing a culture of inclusion, which is a catalyst to accelerate progress toward increasing diversity in the workforce. Established Culture of Inclusion Framework and inclusion strategy to include innovative approaches with intentional focus on leadership, eliminating systematic barriers and fostering engagement	0.5
● Implement next phase of organizational development strategy					● Drove organizational development by ensuring that 89% of regular full-time employees had development objectives in Workday by end of Q2 and employees participating in training PATHWAY completed 89% of all assigned training by end of fiscal 2019	1.5

Goals tied to objective and quantifiable metrics aligned with Company strategy

Individual Performance Factor. The HRCC also considered the individual performance of each NEO as indicated by that NEO's individual performance factor ("IPF"). The IPF applied only if the initial funding threshold and at least some of the corporate scorecard objectives were achieved. The IPF modified the initial bonus amount as determined based on achievement against the corporate scorecard objectives. The IPF modifier ranges from 0 to 1.5.

The HRCC determined the IPFs for all NEOs. In determining the IPFs, the HRCC took into consideration: (i) financial performance, which came in near threshold performance on EPS, (ii) results of the corporate scorecard and associated goals, (iii) performance during the second half of the fiscal year, which was considered to be very strong given the reduction in WFE market size seen in the first two quarters of the year, and (iv) TSR performance, which increased materially from the end of fiscal 2018 through to the end of fiscal 2019.

The HRCC determined the IPF for each NEO, other than Mr. Dickerson, by taking into consideration Mr. Dickerson's recommendation, which included his assessment of the achievement of strategic, financial, operational and organizational performance goals specific to the business or organizational unit for which the NEO was responsible, as well as the NEO's leadership skills and current and expected contributions to the business.

For fiscal 2019, in light of the significant efforts by each NEO in leading his respective organization, and in Mr. Dickerson's case, Applied, and in recognition of the significant teamwork required of the leadership team to deliver solid financial results despite challenging market conditions, the HRCC determined that Mr. Dickerson's individual performance aligned with the majority of his leadership team at 1.0, and assigned each NEO an IPF of 1.0, with the exception of Mr. Durn, who was assigned an IPF of 1.25, as recommended by Mr. Dickerson. Mr. Durn's IPF was in recognition of his above and beyond performance in successfully managing external investor relationships and communications and his vision and execution in driving major improvements in efficiency and effectiveness across the Finance organization.

The following table shows the highlights of each NEO's performance in fiscal 2019 that the HRCC considered in determining their respective IPFs.

NEO	Fiscal 2019 Individual Performance Highlights
Gary E. Dickerson	● Delivered annual revenue of $14.6 billion and non-GAAP adjusted EPS of $3.04 ● Positioned Applied for future growth, to win at key industry inflections and to execute well in a range of market conditions
Daniel J. Durn	● Delivered annual revenue of $14.6 billion and non-GAAP adjusted EPS of $3.04 ● Successfully managed external investor relationships and communications ● Drove major improvements in efficiency and effectiveness across the Finance organization
Ali Salehpour	● Delivered record Applied Global Services revenues of $3.9 billion ● Increased the number of installed base tools covered by long-term service agreement by approximately 30% since 2017 ● Delivered revenues in Display of $1.7 billion in a down market
Prabu G. Raja	● Delivered Semiconductor Systems revenues of $9.0 billion ● Announced acquisition of Kokusai Electric (scheduled to close in 2020) ● Continued to develop pipeline of new products to address future technology inflections to fuel growth
Steve G. Ghanayem	● Continued to drive new industry engagements through New Markets and Alliances group ● Opened leading edge Materials Engineering Technology Accelerator research and development center in the State of New York

Actual Bonus Payouts. The diagram below shows the results for each of the three key steps in determining the NEOs' fiscal 2019 annual incentive bonuses. Despite achieving solid financial performance and many of our fiscal 2019 corporate scorecard objectives, there were certain important scorecard areas where we did not reach the targets set at the beginning of the year, which reduced bonus payouts for our NEOs by, on average, 41% from target bonus amounts.

Fiscal 2019 Annual Incentive Calculation

	Performance Measures	Fiscal 2019 Achievement
1 **Initial Funding Threshold**	■ Fiscal 2019 non-GAAP adjusted EPS of $2.90	✓ **Achieved** non-GAAP adjusted EPS of $3.04
2 **Corporate Scorecard**	■ Strong performance on core objectives: – Financial and Market Performance and Execution – Products and Growth – Customers and Field – People and Organization	✓ NEO scorecard results **achieved in a range from 0.49 to 0.65** based on individual weightings
3 **Individual Performance Modifier**	■ NEO performance against personal objectives and individual contribution to business performance	✓ IPF **achieved at 1.0** for all NEOs except Mr. Durn at 1.25
		Average NEO bonus, as multiple of target: 0.59

The following table shows for each NEO: (1) the maximum amount payable under the Bonus Plan, (2) the target bonus amount expressed as a percentage of base salary, (3) the target bonus expressed as a dollar amount and (4) the actual fiscal 2019 bonus amount approved by the HRCC and paid to the NEO.

NEO	(1) Maximum Bonus Payable ($)	(2) Target Bonus as a Percentage of Base Salary (%)	(3) Target Bonus ($)	(4) Actual Bonus ($)
Gary E. Dickerson	$5,000,000	200%	$2,060,000	$1,133,000
Daniel J. Durn	$2,531,250	135%	$ 843,750	$ 580,078
Ali Salehpour	$2,531,250	135%	$ 843,750	$ 411,750
Prabu G. Raja	$2,296,350	135%	$ 765,450	$ 430,948
Steve G. Ghanayem	$2,296,350	135%	$ 765,450	$ 497,543

Pay Driven by Operating Performance. Our process for determining annual bonus awards has resulted in strong pay and performance alignment. Despite achieving solid financial performance and many of the fiscal 2019 corporate scorecard objectives that position Applied for strong longer-term growth, there were certain important scorecard areas where we did not reach the aggressive targets set at the beginning of the year, which resulted in a lower bonus payout for our CEO than for fiscal 2018. The chart below shows the actual annual bonus awards to our CEO and our non-GAAP adjusted EPS achievements over the last five fiscal years.

CEO Actual Annual Bonus vs. Earnings Per Share


Actual Annual Bonus
Non-GAAP Adjusted Earnings Per Share
Non-GAAP Adjusted Earnings Per Share
Actual Annual Bonus ($ millions)
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$2.1
$2.4
$2.6
$1.4
$1.1
FY2015
FY2016
FY2017
FY2018
FY2019

Non-GAAP adjusted EPS is a performance target under our bonus plan. See Appendix A for non-GAAP reconciliations.

Long-Term Incentives

Overview. Applied's long-term incentive compensation program is intended to help (1) achieve our business objectives, (2) attract, motivate and retain key talent, and (3) align our executives' interests with shareholders' interests to maximize long-term shareholder value.

Timing of Awards. The HRCC grants equity and other long-term incentive awards to NEOs under our shareholder-approved Employee Stock Incentive Plan (the "Stock Plan"). The HRCC has not granted, nor does it intend to grant, equity awards in anticipation of the release of material, nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, Applied has not timed, nor does it intend to time, the release of material, nonpublic information based on equity award grant dates.

Payout of Fiscal 2017 Performance Share Unit Awards

The performance share units ("PSUs") granted to our NEOs in fiscal 2017 were scheduled to vest three years from the grant date based on achievement of average non-GAAP adjusted operating margin for fiscal 2017 through fiscal 2019 and average WFE market share for calendar years 2016 through 2018, with equal weighting given to each metric. In setting targets for the PSUs, the HRCC considered a number of factors, including the Company's past performance, analyst expectations, current and expected macro-economic forces, the spectrum of potential outcomes, and competitor positioning. The number of PSUs that may vest was based on the achievement of threshold (minimum required for a payout), target or maximum levels of each metric and may range from 50% to 200% of the target number of shares. The threshold, target and maximum levels and actual achievement for each metric, as well as overall payout for the fiscal 2017 PSUs, are shown below.

	Three-Year Average				
Metric	Threshold	Target	Maximum	Result	Payout
Operating Margin[(1)]	19.3%	21.3%	25.1%	26.8%	200.0%
WFE Share	18.4%	20.4%	25.5%	20.9%	111.0%
Total					**155.5%**

(1) See Appendix A for a reconciliation of non-GAAP adjusted operating margin.

The payout of the fiscal 2017 PSUs for each NEO is shown below.

NEO	Target Number of PSUs	Number of PSUs Earned
Dickerson	280,316	435,892
Durn	33,535[(1)]	52,147
Salehpour	66,466	103,324
Raja	51,911	80,722
Ghanayem	51,911	80,722

(1) Mr. Durn's PSU award was pro-rated based on his hire date of August 2017.

Fiscal 2019 Equity Awards

The HRCC believes that a meaningful portion of NEOs' target compensation should be in the form of long-term incentives. These awards are intended to reward performance over a multi-year period, align the interests of executives with those of shareholders, instill an ownership culture, enhance the personal stake of executive officers in the growth and success of the Company, and provide an incentive for continued service at the Company.

Given the strong support received from our shareholders on our incentive programs last year, we continued our approach to make performance-based equity awards a substantial portion of the overall value of equity awards granted to our NEOs

The long-term incentive awards for NEOs consist of two forms of equity vehicles: PSUs and restricted stock units ("RSUs"). The target vehicle mix of the awards for the fiscal 2019 grant remains unchanged from the previous year's grants and consists of 75% PSUs and 25% RSUs for the CEO and 50% PSUs and 50% RSUs for the other NEOs.

CEO LTI Vehicle Mix


25%
RSUs
75%
PSUs
Performance- Based

All Other NEO LTI Vehicle Mix


50%
RSUs
50%
PSUs
Performance- Based

For fiscal 2019, in December 2018, the HRCC granted the number of PSUs and RSUs listed in the below table to our NEOs.

NEO	Target Value of Awards[(1)] ($)	Equivalent Target Number of PSUs[(2)]	Equivalent Number of RSUs[(2)]
Dickerson	$11,845,000	256,090	85,364
Durn	$ 4,025,000	58,014	58,014
Salehpour	$ 4,025,000	58,014	58,014
Raja	$ 2,961,250	42,682	42,682
Ghanayem	$ 2,961,250	42,682	42,682

(1) Value of awards is based on Applied's stock price on the grant date. Amounts shown in the "Stock Awards" column of the Summary Compensation Table represent grant date fair value determined pursuant to Accounting Standards Codification 718.

(2) Number of shares calculated by dividing value of awards by $34.69, the closing price of Applied stock on December 6, 2018, the grant date.

Size of Performance-Based Equity Awards. In determining the size of the awards, the HRCC considered each NEO's award as a component of his total direct compensation. Target fiscal 2019 long-term equity awards were determined in light of each NEO's scope of responsibility, performance, impact on results and expected future contributions to our business, compensation levels relative to other Applied officers, the need to attract and retain talent, and business conditions. In addition, the fiscal 2019 target award sizes provided sufficient performance-based equity incentives to

align compensation with the long-term interests of our shareholders, were in line with market norms for the NEOs' respective roles and were sufficient to provide incentive for them.

Performance Share Units. The long-term incentive program is designed to align performance metrics with our strategic goals over a three-year performance period. Based on discussions with our shareholders, the ongoing examination of the effectiveness of the program across the entire enterprise, and considering simplicity and consistency, for the fiscal 2019 grant, the HRCC approved changing one of the two metrics of the PSU portion of the long-term incentive program. The first metric, three-year average operating margin, remains unchanged from previous year's grants. The second performance metric, beginning with the fiscal 2019 grant, is relative TSR performance measured against the S&P 500 Index over the three-year performance period. Given the continued evolution of the Company's business, including the increase in the portions of the business outside of WFE, the HRCC approved eliminating the WFE metric in the PSUs in favor of relative TSR, which applies across the entire enterprise. The HRCC has maintained these two metrics in the long-term incentive program design for fiscal 2020.

The fiscal 2019 PSUs, granted in December 2018, will vest three years from the grant date based on achievement of average non-GAAP adjusted operating margin for fiscal 2019 through fiscal 2021 and TSR relative to the S&P 500 over the performance period of November 2019 through October 2021, with equal weighting given to each metric.


50% Relative TSR - 3-year Average
Captures the full scale of our business and greater incentivizes management to outperform the market through each business environment.
FY19 Long-Term Incentive Plan Metrics
50% Non-GAAP Adjusted Operating Margin - 3-year Average
Reflects an important measure of profitability, value creation, and the ability of management to improve operational efficiency over time. It is also a key metric for our shareholders.

The number of PSUs that may vest is based on the achievement of threshold (minimum required for a payout), target or maximum levels of each metric and may range from 50% to 200% of the target number of shares, as set forth below.

Achievement Level	Percentage of Shares That May Vest
Threshold	50%
Target	100%
Maximum	200%

A TSR payout factor will be determined by calculating the Company's TSR percentile rank within the S&P 500, with threshold, target and maximum levels based on Applied's TSR ranking of above the 25th, 50th and 75th percentile, respectively, of the S&P 500. The TSR calculation uses a 60-day average stock price at the beginning and end of the performance period for measurement purposes. This approach minimizes the impact of a single beginning and ending point stock price for each performance cycle.

If the threshold level is not achieved, then no shares will vest. If achievement falls between threshold, target or maximum levels, the portion of the award that may vest will be determined based on straight-line interpolation.

In setting goals for the PSUs, the HRCC considered Applied's historical results and relative performance and established goals that are aligned with Applied's financial and strategic objectives and will require significant effort to achieve the maximum level.

The HRCC also approved retirement provisions applicable to long-term incentive awards, beginning with fiscal 2019 awards. The provisions, which became effective in January 2020, provide for a partial payout of PSU awards based on actual performance at the conclusion of the three-year performance period and partial accelerated vesting of RSU awards in the event of a qualifying retirement based on age and years of service. The provisions establish a consistent retirement policy for the executive team reporting to the CEO and are designed to maintain engagement and focus, as well as provide retention incentive, for our executive officers as some approach potential retirement decisions.

Restricted Stock Units. The RSU awards are scheduled to vest ratably over three years, providing a link to shareholder value creation and maintaining retention value.

Role and Authority of the Human Resources and Compensation Committee

The HRCC has a written charter approved by the Board that specifies the HRCC's duties and responsibilities, which is available on our website at: *http://www.appliedmaterials.com/files/hrcc_charter.pdf*. In accordance with its charter, the HRCC oversees our programs that foster executive and employee development and retention, with emphasis on leadership development, management capabilities, succession plans and human capital management. The HRCC also determines executive and director compensation, and oversees significant employee benefits programs, policies and plans.

Each member of the HRCC has been determined to be independent under Nasdaq and SEC rules. The HRCC may delegate any of its responsibilities to subcommittees. See "*Board Meetings and Committees*" on page 14 for more information about the HRCC.

Role of Compensation Consultant

The HRCC has the authority to engage independent advisors to assist it in carrying out its responsibilities. For fiscal 2019, the HRCC engaged Semler Brossy Consulting Group ("Semler Brossy") as its independent executive compensation consultant. Semler Brossy, who reports directly to the HRCC and not to management, is independent from Applied, has not provided any services to Applied other than to the HRCC and receives compensation from Applied only for services provided to the HRCC. The HRCC assessed the independence of Semler Brossy pursuant to SEC rules and concluded that the work of Semler Brossy for the HRCC has not raised any conflict of interest.

Semler Brossy reviews and advises on all principal aspects of the executive compensation program. Its main responsibilities are as follows:

- Advise on alignment of pay and performance;
- Review and advise on executive total compensation, including base salaries, short- and long-term incentives, associated performance goals, and retention and severance arrangements;
- Advise on trends in executive compensation;
- Provide recommendations regarding the composition of our peer group;
- Analyze peer group proxy statements, compensation survey data and other publicly available data; and
- Perform any special projects requested by the HRCC.

The HRCC typically asks Semler Brossy to attend the HRCC's meetings, including executive sessions at which management is not present. Semler Brossy communicates regularly with the HRCC Chair outside of committee meetings and also meets with management to gather information and review proposals.

Role of Executive Officers and Management in Compensation Decisions

In fiscal 2019, the HRCC invited Mr. Dickerson (as CEO) and other executives, including the heads of Global Human Resources and Global Rewards, to attend its meetings. The HRCC also regularly held executive sessions without management present. The CEO, together with the HRCC, assesses the performance of our NEOs and other executive officers. The CEO presents to the HRCC his evaluation of each executive officer's performance over the past year and makes recommendations to the HRCC regarding base salaries, bonus targets and actual payments, performance goals and weightings, and long-term incentive awards for executive officers. The HRCC considers these recommendations in making its final determinations, in addition to considering input from Semler Brossy. The HRCC discusses the CEO's proposed compensation and makes final decisions regarding the CEO's compensation when he is not present.

Additional Compensation Programs and Policies

Non-Qualified Deferred Compensation Plan

Our 2016 Deferred Compensation Plan (the "DCP") allows our NEOs and other eligible employees to voluntarily defer on a pre-tax basis a portion of their eligible earnings. We do not provide matching or other employer contributions to our executive officers under this plan. Deferrals made prior to October 2015 under the DCP are credited with deemed interest and are subject to the distribution rules in place prior to the plan amendment in October 2015. Beginning in fiscal 2016, participants are permitted to notionally invest new deferrals in certain investment options available under the plan. Additionally, for new deferrals, the DCP provides distribution rules for in-service distributions and upon a qualifying separation from service, disability and change in control. See *"Nonqualified Deferred Compensation"* below for more information about the DCP.

Retirement Benefits under the 401(k) Plan and Generally Available Benefits Programs

During fiscal 2019, all full-time and part-time (working 20 or more hours a week) U.S. employees, including the NEOs, were eligible to participate in Applied's 401(k) plan, a tax-qualified retirement plan. Eligible Applied 401(k) plan participants receive matching contributions from Applied. Other than the 401(k) plan, we do not provide defined benefit pension plans or defined contribution retirement plans to the NEOs or other employees, except as required in certain countries outside the U.S. for legal or competitive reasons. Applied offers a number of other benefits programs to a broad base of eligible employees, including a tax-qualified employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability plans, life and accidental death and dismemberment plans, health and dependent care flexible spending accounts, business travel insurance, wellness programs, educational assistance, employee assistance program and certain other country-specific benefits.

Applied annually benchmarks its overall benefits programs, including the 401(k) plan, against those of our peers. Applied's overall broad-based benefits programs are at approximately the market median, which the HRCC believes allows us to remain competitive in attracting and retaining talent.

The benefits provided under the programs discussed above are not considered by the HRCC in determining an individual NEO's total compensation.

Relocation Program

Applied maintains a relocation program available to all eligible employees that is consistent with current practices among global companies. Applied provides competitive relocation benefits to ensure it can fill positions critical to its business needs and provide career development opportunities for high-potential employees. Benefits for employees on international assignment include reimbursement on an after-tax basis for housing and transportation allowances and living and travel expense reimbursements. Benefits also include tax equalization that is intended to put employees who relocate in service to Applied in the same position, from a tax-liability perspective, that they would be in if they were still located in the U.S.

In 2014, at the Board's request, Mr. Dickerson relocated with his family to Japan to continue leading critical efforts toward the then-anticipated completion of a proposed business combination with Tokyo Electron Limited.

Board Rationale for Relocation. Recognizing the complexity of a U.S.-Japanese merger, including both geographic and cultural differences, the Board felt it was critical to have senior leadership presence from Applied on the ground in Japan to work closely with Tokyo Electron during the regulatory review period and to effect a smooth business combination and increase the likelihood of achieving forecasted business benefits of the merger. The Board considered and determined that the anticipated cost savings that would be generated from the merger would significantly outweigh the expenses to relocate Mr. Dickerson and his family to Japan.

Relocation Benefits. In accordance with our relocation program that is available to all employees on global assignment, the HRCC approved relocation benefits for Mr. Dickerson, which included amounts for taxes incurred in connection with the relocation, as well as tax equalization for the incremental tax-liability resulting from his relocation to Japan in service of Applied.

Tax equalization ensures that the tax costs incurred by Mr. Dickerson on the international assignment be equivalent to what the tax costs would have been had he remained in the U.S. Tax payments were not paid to Mr. Dickerson but were paid directly to the appropriate tax authorities. While the amounts of the relocation benefits are attributed to Mr. Dickerson in the Summary Compensation Table, they did not provide any additional compensation to him and are not part of his ongoing pay.

Disclosure and Payment Timing. Although Mr. Dickerson relocated to Japan for part of 2014 and 2015, the timing and disclosure of relocation payments extend beyond this period. Mr. Dickerson is subject to income taxes in Japan on income earned for the period of time of his international assignment, including continuing Japanese tax liabilities related to his equity awards. Japan assesses income tax on compensation earned while an individual is resident in Japan. Performance shares are deemed earned over the period during which they vest and stock options are deemed earned from grant to exercise. Applied, in connection with providing tax equalization benefits to Mr. Dickerson under the relocation program, is responsible for incremental taxes in connection with the vesting of performance shares and the stock option award upon its exercise.

Stock Ownership Guidelines

We have stock ownership guidelines to help align the interests of our Section 16 officers on the CEO Executive Staff with those of our shareholders. The guidelines provide that officers should meet the following ownership levels in Applied common stock:

Position	Ownership Level
CEO	6x base salary
Other Officers	3x base salary

As of December 31, 2019, each officer was in compliance with the stock ownership guidelines.

Hedging and Pledging Prohibitions

Applied has an insider trading policy that, among other things, prohibits all of our employees (including officers) and directors from engaging in hedging or other speculative transactions relating to Applied shares. Prohibited transactions include short sales, derivative securities (such as put and call options, or other similar instruments) and other hedging transactions (such as equity swaps, prepaid variable forwards, or similar instruments), or any transactions that have or are designed to have the effect of hedging or offsetting any decrease in the market value of Applied securities. In addition, Section 16 officers and directors are prohibited from holding Applied securities in a margin account or otherwise pledging Applied securities as collateral for a loan.

Clawback Policy

We have a "clawback" policy that allows the Board to require reimbursement of incentive compensation from an executive officer in the event intentional misconduct by the officer is determined to be the primary cause of a material negative restatement of Applied's financial results. The compensation that may be recovered is the after-tax portion of any bonus paid to, and any performance-based equity awards earned by, the NEO within the 12 months after filing of the financial statements, if the compensation would not have been paid to the NEO had Applied's financial results been reported properly. The policy applies to financial statements filed in a rolling three-year, look-back period. This clawback policy is in addition to any policies or recovery rights that are required under applicable laws, including the Sarbanes-Oxley Act and the Dodd-Frank Act.

Tax Deductibility

Section 162(m) of the Internal Revenue Code, as amended by the Tax Cuts and Jobs Act of 2017, restricts deductibility for federal income tax purposes of annual individual compensation in excess of $1 million to each NEO, effective for tax years beginning after 2017, subject to a transition rule for certain written binding contracts which were in effect on November 2, 2017, and which were not modified in any material respect on or after such date. In the past, Section 162(m)'s deductibility limitation was subject to an exception for compensation that qualified as 'performance-based'. Our compensation programs were designed to permit Applied to qualify for the performance-based exception, although the Company reserved the right to pay compensation that did not qualify as 'performance-based'. While the HRCC will continue to consider the deductibility of compensation as a factor in making compensation decisions, it retains the flexibility to provide compensation that is consistent with the Company's goals for its executive compensation program, even if such compensation would not be fully tax-deductible.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Applied specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The Human Resources and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2019. Based on the review and discussions, the Human Resources and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Applied's Proxy Statement for its 2020 Annual Meeting of Shareholders.

This report is submitted by the Human Resources and Compensation Committee.

Thomas J. Iannotti (Chair)
Xun (Eric) Chen
Alexander A. Karsner

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal 2019, 2018 and 2017

The following table shows compensation information for fiscal 2019, 2018 and 2017 for our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Gary E. Dickerson	2019	1,024,808	—	11,696,506	1,133,000	218,081(4)	14,072,395
President and Chief Executive Officer	2018	1,000,000	—	11,261,311	1,430,000	373,229	14,064,540
	2017	1,000,000	—	10,844,501	2,640,000	838,204	15,322,705
Daniel J. Durn(5)	2019	620,673	—	3,931,029	580,078	13,620(6)	5,145,400
Senior Vice President, Chief Financial	2018	600,000	250,000	5,329,659	471,900	23,252	6,674,811
Officer	2017	138,462	500,000	5,421,909	—	411,239	6,471,610
Ali Salehpour	2019	620,673	—	3,931,029	411,750	12,730(7)	4,976,182
Senior Vice President, Services, Display	2018	600,000	—	3,610,485	588,060	15,824	4,814,369
and Flexible Technology	2017	591,346	—	3,868,486	1,060,290	12,058	5,532,180
Prabu G. Raja(8)	2019	564,058	—	2,892,132	430,948	16,464(9)	3,903,602
Senior Vice President, Semiconductor	2018	549,039	—	4,784,842	522,720	13,923	5,870,524
Products Group	2017	—	—	—	—	—	—
Steve G. Ghanayem(8)	2019	564,058	—	2,892,132	497,543	13,620(10)	3,967,353
Senior Vice President, New Markets and	2018	549,039	—	4,784,842	432,878	14,869	5,781,628
Alliances Group	2017	—	—	—	—	—	—

(1) Amount shown for Mr. Durn (a) for fiscal 2018 is a special bonus of $250,000, awarded to Mr. Durn in lieu of a fiscal 2017 bonus as his employment occurred after the eligibility date for a 2017 bonus award under the Senior Executive Bonus Plan, which bonus was paid six months following Mr. Durn's start date and (b) for fiscal 2017 is a new-hire bonus of $500,000, had been subject to repayment by Mr. Durn if he resigned or his employment was terminated by Applied for cause within two years of his hire.

(2) Amounts shown do not reflect compensation actually received by the executive officer. Instead, the amounts reported represent the aggregate grant date fair value of target stock awards granted in the respective fiscal years, as determined pursuant to ASC 718 (but excluding the effect of estimated forfeitures for performance-based awards). For fiscal 2019, the grant date fair value of maximum number of stock awards that may be earned by each NEO is as follows: Mr. Dickerson: $20,564,903; Mr. Durn: $5,940,053; Mr. Salehpour: $5,940,053; Dr. Raja: $4,370,210; and Mr. Ghanayem: $4,370,210. See "*Fiscal 2019 Equity Awards*" on page 36 for more information regarding the stock awards. The assumptions used to calculate the value of awards are set forth in Note 12 of the Notes to Consolidated Financial Statements included in Applied's Annual Report on Form 10-K for fiscal 2019 filed with the SEC on December 13, 2019.

(3) Amounts consist of bonuses earned under the Senior Executive Bonus Plan for services rendered in the respective fiscal years.

(4) Amount includes (a) Applied's matching contribution of $12,600 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Mr. Dickerson of $1,020 in term life insurance premiums, (c) Applied's matching contribution of $2,500 pursuant to a program under the Applied Materials, Inc. Political Action Committee to an eligible non-profit organization and (d) a payment of $500 under Applied's Patent Incentive Award Program. Amount also includes $116,887 paid by Applied on behalf of Mr. Dickerson for tax consultation, $8,833 for taxes incurred and $75,741 of tax equalization payments for Japanese tax liabilities and taxes incurred as a result of these payments made under Applied's relocation program in connection with Mr. Dickerson's international assignment in Japan in contemplation of the closing of a proposed business combination with Tokyo Electron. Tax equalization ensures that the tax costs incurred by Mr. Dickerson on the international assignment are equivalent to what the tax costs would have been had he remained in the U.S. The tax equalization amounts were not paid to Mr. Dickerson but were paid directly to the appropriate tax authorities. See *"Relocation Program"* on page 39 for more information regarding Mr. Dickerson's international assignment.

(5) Mr. Durn was appointed CFO effective August 24, 2017.

(6) Amount consists of (a) Applied's matching contribution of $12,600 under the tax-qualified 401(k) Plan and (b) Applied's payment on behalf of Mr. Durn of $1,020 in term life insurance premiums.

(7) Amount consists of (a) Applied's matching contribution of $8,335 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Mr. Salehpour of $1,020 in term life insurance premiums, (c) Applied's matching contribution of $2,500 pursuant to a program under the Applied Materials, Inc. Political Action Committee to an eligible non-profit organization and (d) a payment of $875 under Applied's Patent Incentive Award Program.

(8) Dr. Raja and Mr. Ghanayem were each designated an executive officer effective November 2017.

(9) Amount consists of (a) Applied's matching contribution of $12,569 under the tax-qualified 401(k) Plan, (b) Applied's payment on behalf of Dr. Raja of $1,020 in term life insurance premiums, (c) a payment of $375 under Applied's Patent Incentive Award Program and (d) Applied's matching contribution of $2,500 pursuant to a program under the Applied Materials, Inc. Political Action Committee to an eligible non-profit organization.

(10) Amount consists of (a) Applied's matching contribution of $12,600 under the tax-qualified 401(k) Plan and (b) Applied's payment on behalf of Mr. Ghanayem of $1,020 in term life insurance premiums.

Grants of Plan-Based Awards for Fiscal 2019

The following table shows all plan-based awards granted to the NEOs during fiscal 2019.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Gary E. Dickerson	12/6/2018	—	—	—	128,045	256,090	512,180	—	—	—	8,868,397
	12/6/2018	—	—	—	—	—	—	85,364	—	—	2,828,109
	—	0	2,060,000	5,000,000	—	—	—	—	—	—	—
Daniel J. Durn	12/6/2018	—	—	—	29,007	58,014	116,028	—	—	—	2,009,025
	12/6/2018	—	—	—	—	—	—	58,014	—	—	1,922,004
	—	0	843,750	2,531,250	—	—	—	—	—	—	—
Ali Salehpour	12/6/2018	—	—	—	29,007	58,014	116,028	—	—	—	2,009,025
	12/6/2018	—	—	—	—	—	—	58,014	—	—	1,922,004
	—	0	843,750	2,531,250	—	—	—	—	—	—	—
Prabu G. Raja	12/6/2018	—	—	—	21,341	42,682	85,364	—	—	—	1,478,078
	12/6/2018	—	—	—	—	—	—	42,682	—	—	1,414,055
	—	0	765,450	2,296,350	—	—	—	—	—	—	—
Steve G. Ghanayem	12/6/2018	—	—	—	21,341	42,682	85,364	—	—	—	1,478,078
	12/6/2018	—	—	—	—	—	—	42,682	—	—	1,414,055
	—	0	765,450	2,296,350	—	—	—	—	—	—	—

(1) Amounts shown were estimated possible payouts for fiscal 2019 under the Senior Executive Bonus Plan. These amounts were based on the individual NEO's fiscal 2019 base salary and position. The maximum amount shown is three times the target amount for the NEO, except the amount for Mr. Dickerson, which is the maximum amount payable per participant in any performance period under the Senior Executive Bonus Plan. Actual bonuses received by the NEOs for fiscal 2019 under the Senior Executive Bonus Plan are reported in the Summary Compensation Table under the column titled *"Non-Equity Incentive Plan Compensation."*

(2) Amounts shown do not reflect compensation actually received by the NEOs. Instead, the amounts represent the aggregate grant date fair value of the awards as determined pursuant to ASC 718 (but excluding the effect of estimated forfeitures for performance-based awards). The assumptions used to calculate the awards' value are set forth in Note 12 of the Notes to Consolidated Financial Statements included in Applied's Annual Report on Form 10-K for fiscal 2019 filed with the SEC on December 13, 2019.

Outstanding Equity Awards at Fiscal 2019 Year-End

The following table shows all outstanding equity awards held by the NEOs at the end of fiscal 2019.

	Option Awards					Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Gary E. Dickerson	1,000,000[3]	—	—	15.06	9/1/2020	—	—	—	—
	—	—	—	—	—	178,478[4]	9,944,794	—	—
	—	—	—	—	—	31,147[5]	1,735,511	—	—
	—	—	—	—	—	37,355[6]	2,081,421	—	—
	—	—	—	—	—	85,364[7]	4,756,482	—	—
	—	—	—	—	—	—	—	280,316[8]	15,619,208
								168,096[9]	9,366,309
								256,090[10]	14,269,335
Daniel J. Durn	—	—	—	—	—	29,808[11]	1,660,902	—	—
	—	—	—	—	—	19,490[12]	1,085,983	—	—
	—	—	—	—	—	72,908[13]	4,062,434	—	—
	—	—	—	—	—	58,014[14]	3,232,540	—	—
	—	—	—	—	—	—	—	33,535[15]	1,868,570
	—	—	—	—	—	—	—	29,235[9]	1,628,974
								58,014[10]	3,232,540
Ali Salehpour	—	—	—	—	—	49,578[4]	2,762,486	—	—
	—	—	—	—	—	22,149[5]	1,234,142	—	—
	—	—	—	—	—	23,908[16]	1,332,154	—	—
	—	—	—	—	—	58,014[14]	3,232,540	—	—
	—	—	—	—	—	—	—	66,446[17]	3,702,371
	—	—	—	—	—	—	—	35,861[9]	1,998,175
								58,014[10]	3,232,540
Prabu G. Raja	—	—	—	—	—	34,704[4]	1,933,707	—	—
	—	—	—	—	—	17,304[5]	964,179	—	—
	—	—	—	—	—	26,630[18]	1,483,824	—	—
	—	—	—	—	—	18,678[19]	1,040,738	—	—
	—	—	—	—	—	42,682[20]	2,378,241	—	—
	—	—	—	—	—	—	—	51,911[21]	2,892,481
								28,016[9]	1,561,052
								42,682[10]	2,378,241
Steve G. Ghanayem	—	—	—	—	—	34,704[4]	1,933,707	—	—
	—	—	—	—	—	17,304[5]	964,179	—	—
	—	—	—	—	—	26,630[18]	1,483,824	—	—
	—	—	—	—	—	18,678[19]	1,040,738	—	—
	—	—	—	—	—	42,682[20]	2,378,241	—	—
	—	—	—	—	—	—	—	51,911[21]	2,892,481
								28,016[9]	1,561,052
								42,682[10]	2,378,241

(1) Stock awards consist of restricted stock units, performance shares and PSUs, all of which will be converted into Applied common stock on a one-to-one basis upon vesting. All future vesting of shares is subject to the NEO's continued employment with Applied through each applicable vest date. See *"Long-Term Incentives"* on page 35 for more information regarding these awards.

(2) Market value was determined by multiplying the number of such shares by the closing price of Applied common stock of $55.72 on October 25, 2019, the last trading day of fiscal 2019, as reported on the Nasdaq Global Select Market.

(3) Mr. Dickerson exercised this stock option in full on November 19, 2019.

(4) Performance shares were granted on December 7, 2015. These shares vested on December 19, 2019.

(5) Restricted stock units were granted on December 1, 2016. These shares vested on December 19, 2019.

(6) Restricted stock units were granted on December 14, 2017. Of these, 18,677 shares vested on December 19, 2019 and 18,678 shares are scheduled to vest on December 19, 2020.

(7) Restricted stock units were granted on December 6, 2018. Of these, 28,454 shares vested on December 19, 2019 and 28,455 shares are scheduled to vest on December 19 of each of 2020 and 2021.

(8) PSUs were granted on December 1, 2016. These shares vested on December 19, 2019. On December 5, 2019, an additional 155,576 shares became eligible to vest due to achievement of performance goals related to the grant. These additional shares also vested on December 19, 2019.

(9) PSUs were granted on December 14, 2017. The shares are scheduled to vest on December 19, 2020, depending on the achievement of specified performance goals. The number of shares shown is the target amount, and the actual number of shares that may vest ranges from 0% to 200% of the target amount, depending on the achievement of specified performance goals.

(10) PSUs were granted on December 6, 2018. The shares are scheduled to vest on December 19, 2021, depending on the achievement of specified performance goals. The number of shares shown is the target amount, and the actual number of shares that may vest ranges from 0% to 200% of the target amount, depending on the achievement of specified performance goals.

(11) Restricted stock units were granted on September 6, 2017. Of these, 11,178 shares vested on December 19, 2019 and 18,630 shares are scheduled to vest on February 1, 2020.

(12) Restricted stock units were granted on December 14, 2017. Of these, 9,745 shares vested on December 19, 2019 and 9,745 shares are scheduled to vest on December 19, 2020.

(13) Restricted stock units were granted on October 19, 2018. Of these, 24,302 shares vested on November 1, 2019 and 24,303 shares are scheduled to vest on November 1 of each of 2020 and 2021.

(14) Restricted stock units were granted on December 6, 2018. Of these, 19,338 shares vested on December 19, 2019 and 19,338 shares are scheduled to vest on December 19 of each of 2020 and 2021.

(15) PSUs were granted on September 6, 2017. These shares vested on December 19, 2019. On December 5, 2019, an additional 18,612 shares became eligible to vest due to achievement of performance goals related to the grant. These additional shares also vested on December 19, 2019.

(16) Restricted stock units were granted on December 14, 2017. Of these, 11,954 shares vested on December 19, 2019 and 11,954 shares are scheduled to vest on December 19, 2020.

(17) PSUs were granted on December 1, 2016. These shares vested on December 19, 2019. On December 5, 2019, an additional 36,878 shares became eligible to vest due to achievement of performance goals related to the grant. These additional shares also vested on December 19, 2019.

(18) Restricted stock units were granted on November 6, 2017. Of these, 8,877 shares vested on December 19, 2019, 8,876 shares are scheduled to vest on December 19, 2020 and 8,877 shares are scheduled to vest on December 19, 2021.

(19) Restricted stock units were granted on December 14, 2017. Of these, 9,339 shares vested on December 19, 2019 and 9,339 shares are scheduled to vest on December 19, 2020.

(20) Restricted stock units were granted on December 6, 2018. Of these, 14,227 shares vested on December 19, 2019, 14,227 shares are scheduled to vest on December 19, 2020 and 14,228 shares are scheduled to vest on December 19, 2021.

(21) PSUs were granted on December 1, 2016. These shares vested on December 19, 2019. On December 5, 2019, an additional 28,811 shares became eligible to vest due to achievement of performance goals related to the grant. These additional shares also vested on December 19, 2019.

Option Exercises and Stock Vested for Fiscal 2019

The following table shows all stock awards that vested and the value realized upon vesting for each NEO during fiscal 2019.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
Gary E. Dickerson	—	—	367,532	11,588,284
Daniel J. Durn	—	—	39,553	1,392,047
Ali Salehpour	—	—	122,354	3,857,822
Prabu G. Raja	—	—	89,560	2,823,827
Steve G. Ghanayem	—	—	89,560	2,823,827

(1) Of the amounts shown in this column, Applied withheld the following number of shares to cover tax withholding obligations: 182,227 shares for Mr. Dickerson; 20,916 shares for Mr. Durn; 60,666 shares for Mr. Salehpour; 43,930 shares for Dr. Raja; and 44,406 shares for Mr. Ghanayem.

(2) Value realized equals the fair market value of Applied common stock on the vesting date, multiplied by the number of shares that vested.

Non-Qualified Deferred Compensation

Applied's 2016 Deferred Compensation Plan (the "DCP"), restated effective October 12, 2015 (the "Restatement Date") and formerly known as the 2005 Executive Deferred Compensation Plan, is a non-qualified deferred compensation plan that allows eligible employees, including executive officers, to voluntarily defer receipt of all or a portion of their: (1) eligible sign-on bonus payments, if any, (2) up to 40% of their base salaries, (3) eligible sales incentive and annual bonus payments, if any, and (4) eligible severance payments, if any.

Deferrals made prior to the Restatement Date are retained as separate "rollover" accounts under the DCP. These deferrals continue to be credited with deemed interest in the sum of (a) the yield-to-maturity of five-year U.S. Treasury notes, plus (b) 1.50%. The deemed interest rate under the DCP for fiscal 2019 was 3.61% from October 29, 2018 to December 31,

2018 and 4.32% from January 1, 2019 to October 27, 2019. Deferred amounts in the rollover accounts, plus deemed interest thereon, are generally payable on the same date selected by the participants or specified prior to the Restatement Date under the terms of the DCP. Beginning in fiscal 2016, deferrals under the DCP are credited with deemed investment returns, gains or losses based upon investment crediting options available under the DCP. Applied does not make any matching or other employer contributions to the plan for our executive officers.

Under the DCP, a change in control (as defined prior to the Restatement Date), would trigger the distribution of all deferred balances in the rollover accounts. For account balances after the Restatement Date, the DCP provides distribution rules for in-service distribution options and upon a qualifying separation from service, disability and change in control, including the option to change the time and form of payment within three (3) months following a change in control, as such term is defined in the DCP. Distributions are payable from the general assets of Applied or from the assets of a grantor trust (known as a rabbi trust) established by Applied.

Non-Qualified Deferred Compensation for Fiscal 2019

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Gary E. Dickerson	—	—	—	—	—
Daniel J. Durn	—	—	—	—	—
Ali Salehpour	809,949	—	497,826	—	4,340,268
Prabu G. Raja	668,561	—	326,131	—	4,484,794
Steve G. Ghanayem	413,601	—	208,214	—	1,327,053

(1) There were no above-market or preferential earnings for fiscal 2019.

Employment Agreement

Applied does not have employment agreements with any of its NEOs, other than an agreement with Mr. Dickerson. The agreement with Mr. Dickerson was entered into in connection with his appointment as President and CEO.

Mr. Dickerson's employment agreement, dated August 14, 2013, provides that if Applied terminates his employment other than for cause and other than due to death or disability, he would be entitled to receive a lump sum payment equal to 275% of his base salary, provided that he executes an agreement containing a release of claims and non-solicitation and non-disparagement provisions in favor of Applied.

For purposes of Mr. Dickerson's agreement, "cause" generally means the willful failure to perform his duties after written notice and an opportunity to cure; the willful commission of a wrongful act that caused, or was reasonably likely to cause, substantial damage to Applied, or an act of fraud in the performance of his duties; conviction for the commission of a felony in connection with the performance of his duties; or the order of a federal or state regulatory authority requiring the termination of his employment.

Potential Payments Upon Termination or Change of Control

Applied does not currently have change of control agreements or arrangements with any of its NEOs.

Potential Payments Upon Termination. Under Mr. Dickerson's employment agreement described above, he would have been entitled to receive $2,832,500 (275% of his annual base salary at the end of fiscal 2019) had Applied terminated his employment without cause on October 25, 2019, the last business day of fiscal 2019. No other NEO was entitled to receive severance payment under an employment agreement in effect on October 25, 2019.

Vesting Acceleration under the Employee Stock Incentive Plan. Our Stock Plan provides that the vesting of equity awards granted under the plan to employees, including the NEOs, will be accelerated in full upon a change of control of Applied if the successor corporation (or its parent or subsidiary) does not assume or provide a substitute for the outstanding awards. Separately, equity awards will be accelerated in full if the award holder is terminated without cause or resigns employment with Applied for good reason, in each case, within 12 months following a change of control of Applied. This double-trigger accelerated vesting does not apply if the applicable award agreement specifically states that it will not apply or if the participant's employment is terminated due to his or her death or disability, resignation without good reason or termination for cause.

The following table shows the amounts attributable to the accelerated vesting of equity awards under the Stock Plan following a change of control in which the awards are not assumed or substituted for, or within 12 months following a change of control in which the NEO is terminated without cause or resigns for good reason, in each case assuming the change of control and termination or resignation occurred on October 25, 2019, the last business day of fiscal 2019.

Named Executive Officer	Value of Vesting Acceleration ($)[1]
Gary E. Dickerson	57,773,059
Daniel J. Durn	16,771,943
Ali Salehpour	17,494,408
Prabu G. Raja	14,632,462
Steve G. Ghanayem	14,632,462

(1) Amount based on the number of performance shares and restricted stock units and target number of PSUs for which vesting would have been accelerated, multiplied by $55.72, the closing price of Applied common stock on October 25, 2019.

CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO, to the median of the annual total compensation of our employees (other than the CEO). The fiscal 2019 annual total compensation of our CEO, Mr. Dickerson, was $14,072,395, the fiscal 2019 annual total compensation of our median compensated employee (other than the CEO) was $104,500, and the ratio of these amounts was 135 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

As permitted under the SEC rules, we are using the same median employee identified for purposes of our 2018 CEO pay ratio, as we believe the changes to our employee population and compensation have not significantly impacted our ratio. For purposes of identifying our median compensated employee last year, we used our global employee population as of October 28, 2018, the last day of fiscal 2018, identified based on our human resources system of record. We used total direct compensation as our consistently applied compensation measure for such population. In this context, total direct compensation means the sum of the applicable base salary determined as of October 28, 2018, the annual incentive earned for service in fiscal 2018, and the approved value of the annual equity awards granted during fiscal 2018, not including off-cycle grants in the case of new hires, promotions or similar circumstances. Given its global population, the Company used the average foreign currency exchange rates during the fiscal year for salary and the rates in effect at the end of fiscal 2018 for the annual incentive. After identifying our median compensated employee, we then calculated the annual total compensation for our median compensated employee using the same methodology used for our CEO as set forth in the Summary Compensation Table of this Proxy Statement.

Certain Relationships and Related Transactions

Applied's Audit Committee is responsible for review, approval, or ratification of "related person transactions" involving Applied or its subsidiaries and related persons. Under SEC rules, a related person is a director, officer, nominee for director, or 5% shareholder of a company since the beginning of the previous fiscal year, and his or her immediate family members. Applied has adopted written policies and procedures that apply to any transaction or series of transactions in which (1) Applied or a subsidiary is a participant, (2) the amount involved exceeds $120,000 and (3) a related person has a direct or indirect material interest.

In accordance with these policies and procedures, the Audit Committee determines whether the related person has a material interest in a transaction and may, in its discretion, approve, ratify or take other action with respect to the transaction. The Audit Committee reviews all material facts related to the transaction and takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and the purpose and the potential benefits to Applied of the transaction.

In addition, the Audit Committee has delegated authority to the Chair of the Audit Committee to review and approve transactions in accordance with specified criteria, if advance review by the Audit Committee is not feasible. Any transactions approved by the Chair must be reported to the Audit Committee at its next regularly-scheduled meeting.

The Audit Committee has adopted standing pre-approvals for limited transactions with related persons. Pre-approved transactions are as follows:

- Any transaction with another company with which a related person's only relationship is as an employee, director, or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenues;
- Any charitable contribution, grant, or endowment by Applied or The Applied Foundation to a charitable organization, foundation, or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the amount involved does not exceed the lesser of $1 million or 2% of the charitable organization's total annual receipts;
- Compensation to executive officers or directors that has been approved by the Human Resources and Compensation Committee;
- Transactions in which all shareholders receive proportional benefits or where the rates or charges involved are determined by competitive bids; and
- Banking-related services involving a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar service.

PROPOSAL 3—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking shareholders to ratify the appointment of KPMG LLP ("KPMG") as Applied's independent registered public accounting firm for fiscal 2020, which began on October 28, 2019 and will end on October 25, 2020. The Committee and the Board believe that the retention of KPMG to serve as our independent registered public accounting firm is in the best interests of the Company and its shareholders. Although ratification is not legally required, Applied is submitting the appointment of KPMG to our shareholders for ratification as a matter of good corporate governance. In the event that this appointment is not ratified, the Audit Committee of the Board will reconsider the appointment. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the fiscal year if it determines that such a change would be in the best interest of the Company and its shareholders.

The Audit Committee is directly responsible for the appointment, compensation, retention, oversight, evaluation and, when appropriate, replacement of the independent registered public accounting firm that serves as the Company's independent accountants. KPMG has served as our independent registered public accounting firm since 2004. In selecting the independent auditor, the Committee annually considers many factors, including its qualifications and performance during fiscal 2019 and 2018, its independence and tenure as the Company's auditor; KPMG's capability and expertise in handling the breadth and complexity of the Company's global operations, including the expertise and capability of the lead audit partner; historical and recent performance, including the extent and quality of KPMG's communications with the Committee; Public Company Accounting Oversight Board inspection reports, and the appropriateness of KPMG's fees for audit and non-audit services. Further, in conjunction with ensuring the rotation of KPMG's lead engagement partner, the Committee and its Chair are directly involved with the selection of KPMG's lead engagement partner.

Representatives of KPMG will be present at the Annual Meeting. They will be given an opportunity to make a statement if they wish and will be available to respond to appropriate questions.

Fees Paid to KPMG LLP

The following table shows fees paid by Applied for professional services rendered by KPMG for fiscal 2019 and 2018, which ended on October 27, 2019 and October 28, 2018, respectively. All of the fees shown in the table were approved by the Audit Committee in accordance with its pre-approval process.

Fee Category	Fiscal 2019	Fiscal 2018
	(In thousands)	
Audit Fees	$6,530	$7,776
Audit-Related Fees	57	342
Tax Fees:		
Tax Compliance and Review	585	644
Tax Planning and Advice	187	236
All Other Fees	—	50
Total Fees	$7,359	$9,048

Audit Fees consisted of fees for (a) professional services rendered for the annual audit of Applied's consolidated financial statements, (b) review of the interim consolidated financial statements included in quarterly reports and (c) services that are typically provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-Related Fees included fees for assurance and related services that were reasonably related to the performance of the audit or review of Applied's consolidated financial statements and are not reported under "Audit Fees." Audit-related fees also included fees incurred for services in connection with compliance with government-funded grant requirements, audits of financial statements of certain employee benefit plans and accounting consultations related to proposed new accounting standards.

Tax Fees consisted of fees for professional services for tax compliance and review, and tax planning and advice. Tax compliance and review services consisted of federal, state and international tax compliance, assistance with tax audits and appeals, and assistance with customs and duties audits. Tax planning and advice services consisted of consultations related to tax compliance matters and certain international operations.

All Other Fees for fiscal 2018 consisted of fees for services in connection with a contract compliance audit.

The Audit Committee has concluded that the provision of the non-audit services described above was compatible with maintaining the independence of KPMG.

✓ **THE BOARD RECOMMENDS THAT YOU VOTE *FOR* THE RATIFICATION OF THE APPOINTMENT OF KPMG AS APPLIED'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2020**

Policy on Audit Committee's Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee reviews and, as appropriate, pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services and tax services, as well as specifically designated non-audit services which, in the opinion of the Audit Committee, will not impair the independence of the independent registered public accounting firm. Pre-approval generally is provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and generally is subject to a specific budget. The independent registered public accounting firm and Applied's management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, including the fees for the services performed to date. In addition, the Audit Committee also may pre-approve particular services on a case-by-case basis, as necessary or appropriate.

Audit Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Applied specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Composition. The Audit Committee of the Board is composed of the directors named below. Each member of the Audit Committee meets the independence and financial experience requirements under applicable SEC rules and Nasdaq listing standards. In addition, the Board has determined that each of Judy Bruner, Adrianna C. Ma, Yvonne McGill, Scott A. McGregor and Dennis D. Powell is an "audit committee financial expert" as defined by SEC rules.

Responsibilities. The Audit Committee operates under a written charter that has been adopted by the Board. The charter is reviewed annually for changes, as appropriate. The Audit Committee is responsible for general oversight of Applied's auditing, accounting and financial reporting processes, system of internal control over financial reporting, and tax, legal, regulatory and ethical compliance. Applied's management is responsible for: (a) maintaining Applied's books of account and preparing periodic financial statements based thereon; and (b) maintaining the system of internal control over financial reporting. The independent registered public accounting firm is responsible for auditing Applied's annual consolidated financial statements.

Review with Management and Independent Registered Public Accounting Firm. The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed with management and the independent registered public accounting firm, KPMG LLP, together and separately, Applied's audited consolidated financial statements contained in Applied's Annual Report on Form 10-K for fiscal year 2019.
2. The Audit Committee has discussed with KPMG matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board.
3. The Audit Committee has received from KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence.

Based on the review and discussions referred to in paragraphs 1-3 above, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in Applied's Annual Report on Form 10-K for fiscal year 2019 for filing with the SEC.

The Audit Committee appointed KPMG as Applied's independent registered public accounting firm for fiscal year 2020 and recommends to shareholders that they ratify the appointment of KPMG as Applied's independent registered public accounting firm for fiscal year 2020.

This report is submitted by the Audit Committee.

Dennis D. Powell (Chair)
Judy Bruner
Stephen R. Forrest
Adrianna C. Ma
Yvonne McGill
Scott A. McGregor

PROPOSAL 4—APPROVAL OF AN AMENDMENT AND RESTATEMENT OF OUR CERTIFICATE OF INCORPORATION TO ALLOW SHAREHOLDERS TO ACT BY WRITTEN CONSENT

We are asking shareholders to approve an amendment and restatement of our Amended Certificate of Incorporation (the "Certificate") to allow shareholder action by written consent (the "Proposed Amendment").

Background

Currently, Article SEVENTH of our Certificate prohibits shareholder action by written consent. We received a shareholder proposal for last year's annual meeting requesting that the Board take the necessary steps to allow shareholders to act by written consent (the "2019 Proposal"). The 2019 Proposal did not pass because it failed to gain the support of a majority of the shares present at the meeting and entitled to vote: it won the support of 49.8% of the shares present at the meeting and entitled to vote, representing approximately 35.3% of our outstanding shares.

Last year, based on shareholder input and concerns about potential for abuse and shareholder disenfranchisement associated with action by written consent, the Board opposed the 2019 Proposal. However, after careful consideration of the voting results of the 2019 Proposal and recent shareholder feedback, as well as a comprehensive review of market practice and procedural safeguards adopted by other companies with respect to a shareholder right to act by written consent, the Board has declared advisable, and is submitting to shareholders for their approval, the Proposed Amendment, which would allow shareholder action by written consent. Our Board has taken a thoughtful approach to action by written consent and believes it is in the best interests of the Company and shareholders to adopt action by written consent with procedural safeguards. The Proposed Amendment addresses shareholder and Board concerns regarding written consent through specific procedural safeguards, described below, that are designed to ensure accountability and a democratic process for all shareholders.

Shareholder Engagement

Our Board is committed to strong corporate governance and responsiveness to Applied's shareholders, and believes in maintaining policies and practices that serve the best interests of all shareholders. Shareholder input has been and continues to be an important consideration in our Board's dialogue around our corporate governance policies and practices. We have a strong history of taking proactive steps in response to our shareholders' feedback to endeavor to establish best-in-class governance and compensation structures.

Given the high level of support for the 2019 Proposal and at the direction of our Governance Committee, we engaged in extensive shareholder outreach to hear directly from our shareholders on their views on shareholder action by written consent, as well as our existing special meeting process. We contacted the holders of approximately 57% of our outstanding shares. Of those we contacted, 20 shareholders spoke with us, representing approximately 46% of our outstanding shares and consisting of a roughly equal number of shareholders who voted for and against the 2019 Proposal. Our independent Chairman of the Board and our independent Chair of the Governance Committee participated in several of these calls. Our Board has used this feedback to inform boardroom discussions in determining what action to take in response to the high support level for and shareholder input regarding action by written consent.

Shareholder Feedback

Many of the shareholders with whom we engaged expressed the view that the right to act by written consent was unnecessary in light of our existing corporate governance policies and shareholder rights, including the right to call special meetings. Nevertheless, they encouraged us to be responsive to the voting results of the 2019 Proposal.

A majority of these shareholders (16 of the 20 shareholders we spoke with, representing holders of approximately 40% of our outstanding shares) were supportive of the Board's adoption of a shareholder right to act by written consent. Most also expressed concerns that the written consent process could be subject to abuse absent adequate procedural safeguards, and expected that we would adopt such safeguards or were otherwise supportive of us doing so. Among those 16 shareholders, three, while supporting the Company's adoption of action by written consent, expressed a preference for reducing the ownership threshold for the shareholder right to call special meetings in lieu of adopting shareholder action by written consent. However, there was no consensus among our shareholders regarding the appropriate ownership threshold and some shareholders noted concern about setting the threshold too low. The other four shareholders we spoke with, representing holders of approximately 6% of our outstanding shares, did not express a preference for either approach.

Regarding the procedural safeguards, the universal view among the 16 shareholders that supported the Board's adoption of action by written consent was that we should adopt provisions that are consistent with market practice to

prevent abuse and that aligning those provisions with our special meeting right (including the requisite ownership threshold) was an appropriate approach.

Board's Decision and Rationale

The Board believes that Applied's existing special meeting right provides Applied's shareholders with a meaningful ability to propose actions for shareholder consideration between annual meetings. However, given the strong support for the 2019 Proposal and the shareholder feedback we received, the Board recognizes that the right of shareholders to act by written consent at an appropriate threshold may provide an effective balance between ensuring the Board's accountability to shareholders and enabling the Board and management to operate in an effective manner, and may provide a complementary mechanism for shareholders to raise matters between annual meetings. To ensure that the written consent process provides our shareholders with a similarly equitable and transparent manner to raise matters for consideration by shareholders and to address many of our shareholders' concerns that the written consent process could be subject to abuse absent adequate procedural safeguards, the Proposed Amendment includes the following safeguards:

- To ensure that shareholders who have limited support for their proposed action do not cause Applied to incur unnecessary expense and disruption by a written consent solicitation, the Proposed Amendment requires that shareholders seeking to act by written consent must own at least 20% of our outstanding shares of common stock to request that the Board set a record date to determine the shareholders entitled to act by written consent. Similar to the requirement for shareholders to request a special meeting, these shares must be "Owned" by those shareholders, as that term is defined in Applied's bylaws.

  This 20% threshold is the ownership threshold required for shareholders to call a special meeting. The Board believes that the same threshold is appropriate for shareholder action by written consent, so that a limited group of shareholders cannot use written consent to push forward an action that would lack sufficient shareholder support to merit calling a special meeting. The Board believes the 20% threshold strikes a suitable balance between enhancing the ability of shareholders to initiate shareholder action and limiting the risk of subjecting shareholders to numerous written consent solicitations (or special meeting requests) that may only be relevant to particular constituencies.

- To protect against shareholder disenfranchisement, shareholders seeking to act by written consent must solicit written consent from all shareholders entitled to vote on the matter to enable all shareholders to consider and act on a proposal. This protection eliminates the possibility that a small group of shareholders could act without a democratic process for determining the merits of any proposed action and without input from all our shareholders.

- To ensure transparency, shareholders requesting action by written consent must provide Applied with the same information that would be required to propose that action at an annual or special shareholder meeting or nominate a candidate for director.

- To provide the Board with a reasonable timeframe to properly evaluate and respond to a shareholder request to set record date for written consent, the Proposed Amendment requires that the Board must adopt a resolution fixing a record date by the later of (i) 20 days after delivery of the request and (ii) five days after delivery by the shareholder(s) of any additional information required by Applied to determine the validity of the request or to determine whether the proposed action to which the request relates may be effected by written consent. The record date must be no more than ten days after the date on which the Board resolution fixing the record date is adopted. If the Board fails to set a record date by the required date for a request that is valid, properly delivered and relating to an action that may be effected by written consent, the record date will be the first date on which a signed written consent relating to the proposed action is delivered to Applied.

- To ensure that shareholders have sufficient time to consider the proposal and any statements in opposition, as well as to provide the Board the opportunity to present its views regarding the proposed action, no executed consents may be delivered until 60 days after the delivery of a valid request to set a record date. Consents signed by a sufficient number of shareholders to take action by written consents must be delivered to Applied no later than 120 days after the applicable record date.

- To ensure that the written consent is in compliance with applicable laws and is not duplicative, the Proposed Amendment provides that the written consent process would not be available in a limited number of circumstances, including (i) for matters that are not a proper subject for shareholder action, (ii) if the request to set a record date is received by Applied during the period commencing 90 days prior to the first anniversary of the date of the most recent annual meeting and ending on the date of the final adjournment of the next annual meeting, (iii) if an identical or substantially similar item was presented at a shareholder meeting held within 90 days before Applied received the request for a record date, (iv) if an identical or substantially similar item is included in our notice for a shareholder meeting that was called, but not yet held, or that is called to be held within 90 days after Applied received the request for a record date and (v) if the record date request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law. The nomination, elections and removal of directors are deemed substantially similar items

to all actions involving the nomination, election or removal of directors, changing the size of the Board and filling of vacancies or newly created directorships resulting from any increase in the number of authorized directorships.

This summary is qualified in its entirety by reference to the complete text of the proposed amended and restated Certificate of Incorporation, which is attached as **Appendix B** to this Proxy Statement.

Shareholder Approval Required

Adoption of this proposal requires the affirmative vote of a majority of the outstanding shares of our common stock.

If approved by shareholders, Applied will promptly file with the Delaware Secretary of State an amended and restated Certificate of Incorporation, the form of which is attached as **Appendix B** to this Proxy Statement, incorporating the Proposed Amendment. The amended and restated Certificate of Incorporation will become effective on the date the filing is accepted by the Delaware Secretary of State. If the Proposed Amendment is not approved by the requisite vote, the Proposed Amendment will not be implemented and the current prohibition on shareholder action by written consent will remain.

If the Proposed Amendment is approved by shareholders, the Board has approved conforming changes to Applied's bylaws, which would become effective upon the filing of the amended and restated Certificate of Incorporation with the Delaware Secretary of State.

✓ **THE BOARD RECOMMENDS THAT YOU VOTE *FOR* THE APPROVAL OF AN AMENDMENT AND RESTATEMENT OF OUR CERTIFICATE OF INCORPORATION TO ALLOW SHAREHOLDERS TO ACT BY WRITTEN CONSENT**

QUESTIONS AND ANSWERS ABOUT THE PROXY STATEMENT AND OUR 2020 ANNUAL MEETING

Q: Why am I receiving these materials?

A: The Board of Directors of Applied Materials is providing these materials to you in connection with its solicitation of proxies for use at Applied's 2020 Annual Meeting of Shareholders. The 2020 Annual Meeting will be held on Thursday, March 12, 2020, at our corporate offices at 3050 Bowers Avenue, Building 1, Santa Clara, California 95054. Shareholders are invited to attend the Annual Meeting and to vote on the proposals described in this Proxy Statement.

These proxy materials are being provided on or about January 30, 2020 to all shareholders of record of Applied as of January 16, 2020.

Q: What information is contained in these materials?

A: This Proxy Statement contains important information regarding the 2020 Annual Meeting, the proposals on which you are being asked to vote, the voting process and procedures, and information you may find useful in determining how to vote.

If you requested to receive printed proxy materials, these materials also include an accompanying proxy card. If you received more than one proxy card, this generally means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy card or, if you vote via the Internet or by telephone, vote once for each proxy card you receive to ensure that all of your shares are voted.

Q: What proposals will be voted on at the Annual Meeting? What are the Board's recommendations?

A: The following table describes the proposals to be voted on at the Annual Meeting and the Board's voting recommendations:

Proposal	Board Recommendation
1. Election of ten directors	✓ **FOR** each Nominee
2. Approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2019	✓ **FOR**
3. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2020	✓ **FOR**
4. Approval of an amendment and restatement of our Certificate of Incorporation to allow shareholders to act by written consent	✓ **FOR**

At the time this Proxy Statement was mailed, we were not aware of any other matters to be presented at the Annual Meeting other than those set forth in this Proxy Statement and in the notice accompanying this Proxy Statement.

Q: What is the record date? How many shares are entitled to vote?

A: Shareholders who owned Applied common stock at the close of business on January 16, 2020, the record date, are entitled to vote at the Annual Meeting. On the record date, there were 918,606,597 shares of Applied common stock outstanding. Each share of Applied common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.

A complete list of these shareholders will be available at our corporate offices at 3050 Bowers Avenue, Building 1, Santa Clara, California 95054 during regular business hours for the 10 days prior to the Annual Meeting. This list also will be available during the Annual Meeting at the meeting location. A shareholder may examine the list for any legally valid purpose related to the Annual Meeting.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Most Applied shareholders hold their shares as beneficial owners (through a broker, bank, or other nominee) rather than as a shareholder of record (directly in their own name).

Shareholders of Record. If your shares are registered directly in your name with Applied's transfer agent, Computershare, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. As a shareholder of record, you have the right to grant your voting proxy directly to Applied or to vote in person at the Annual Meeting. If you requested printed proxy materials, we have enclosed an accompanying proxy card for you to

use. You may also submit voting instructions via the Internet or by telephone by following the instructions on the accompanying proxy card, as described below under "How can I vote my shares?"

Beneficial Owners. If your shares are held in a brokerage account or by a broker, bank, or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or other nominee, which is considered the shareholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you request and provide at the Annual Meeting a valid proxy from your broker, bank, or other nominee. Your broker, bank, or other nominee has included a voting instruction form for you to use to direct them how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them.

Q: Can I attend the Annual Meeting?

A: Applied shareholders on the record date or their legal proxy holders may attend the Annual Meeting. To be admitted to the Annual Meeting, you will need a form of photo identification and valid proof of ownership of Applied common stock or a valid legal proxy. If you have a legal proxy from a shareholder of record, you must bring a form of photo identification and the legal proxy to the Annual Meeting. If you have a legal proxy from a street name shareholder, you must bring a form of photo identification, a legal proxy from the record holder (i.e., the bank, broker or other holder of record) to the street name shareholder that is assignable, and the legal proxy from the street name shareholder to you. Each shareholder may appoint only one proxy holder to attend on such shareholder's behalf.

The use of cameras, recording equipment and other electronic devices (including cell phones, tablets, laptops, etc.) is not permitted at the Annual Meeting.

Q: How can I vote my shares?

A: You may vote over the Internet, by telephone, by mail, or in person at the Annual Meeting. Votes submitted by telephone or over the Internet must be received by 11:59 p.m., Eastern Time, on Wednesday, March 11, 2020, unless otherwise indicated.

Voting over the Internet. To vote over the Internet, please follow either the instructions included on your proxy card or the voting instructions you receive by e-mail or that are being provided via the Internet. If you vote over the Internet, you do not need to complete and mail a proxy card.

Voting by Telephone. If you have requested printed proxy materials, such materials will include instructions for how to vote by telephone. Please follow either the instructions included on your proxy card or voting instruction form. If you vote by telephone, you do not need to complete and mail a proxy card.

Voting by Mail. If you have requested printed proxy materials, you may vote by mail by signing the proxy card and returning it in the prepaid and addressed envelope enclosed with the proxy materials. By signing and returning the proxy card, you are authorizing the individuals named on the proxy card to vote your shares at the Annual Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Annual Meeting so that your shares will be voted if you are unable to attend the Annual Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Your printed proxy materials may also indicate methods whereby you may vote by telephone or over the Internet instead of signing, dating a returning the proxy card by mail.

Voting in Person at the Meeting. If you attend the Annual Meeting and plan to vote in person, we will provide you with a ballot at the Annual Meeting. If you are a shareholder of record, you have the right to vote in person at the Annual Meeting. If you are the beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you will need to bring to the Annual Meeting a legal proxy from your broker or other nominee authorizing you to vote those shares.

Applied Employee Plan Participants. If you own shares purchased through Applied's Employees' Stock Purchase Plan or Applied's Stock Purchase Plan for Offshore Employees that are still held by the plans' recordkeeper and you do not vote these shares, the shares may be voted in accordance with standard brokerage industry practices only on routine matters.

Q: Can I change my vote or revoke my proxy?

A: If you are a shareholder of record, you may change your vote or revoke your proxy at any time before the Annual Meeting. To change your vote or revoke your proxy, you must:

- Sign and return a later-dated proxy card, or enter a new vote over the Internet or by telephone; or

- Provide written notice of the revocation to Applied's Corporate Secretary at: Applied Materials, Inc., Attention: Christina Y. Lai, Corporate Secretary, 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com, before the proxies vote your shares at the Annual Meeting; or
- Attend the Annual Meeting and vote in person.

Only the latest validly-executed proxy that you submit will be counted.

Q: What is the quorum requirement for the Annual Meeting?

A: A majority of the outstanding shares entitled to vote as of the record date must be present at the Annual Meeting to constitute a quorum and in order to conduct business at the Annual Meeting. Your shares are counted as present if you vote in person at the Annual Meeting, over the Internet, by telephone, or by submitting a properly executed proxy card by mail.

Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

Q: How are votes counted?

A: You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to each of the director nominees. If you elect to abstain from voting on the election of directors, the abstention will not have any effect on the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to:

- The approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2019;
- The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2020; and
- The approval of an amendment and restatement of our Certificate of Incorporation to allow shareholders to act by written consent.

If you elect to abstain from voting on any of these three proposals, the abstention will have the same effect as an "AGAINST" vote with respect to such proposals.

If you are a shareholder of record and you sign and return your proxy card without giving specific voting instructions, your shares will be voted on the proposals as recommended by our Board and in accordance with the discretion of the persons named on the proxy card with respect to any other matters that may properly come before the Annual Meeting.

If your shares are held in street name and you do not instruct your broker on a timely basis on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. Only the ratification of KPMG LLP as our independent registered public accounting firm is a routine matter. Without your voting instructions, your brokerage firm cannot vote your shares on any other proposal. These unvoted shares, called "broker non-votes," refer to shares held by brokers who have not received voting instructions from their clients and who do not have discretionary authority to vote on non-routine matters. Broker non-votes are not considered entitled to vote on non-routine proposals. Broker non-votes will not have an effect on the election of any director nominee or the approval, on an advisory basis, of the compensation of our named executive officers. Broker non-votes will have the same effect as a vote against the proposal to amend and restate our Certificate of Incorporation.

Q: What is the vote requirement to approve each proposal?

A: The following table describes the proposals to be considered at the Annual Meeting, the vote required to elect directors and to adopt each of the other proposals, and the manner in which votes will be counted:

Proposal	Vote Required	Effect of Abstentions	Effect of Broker Non-Votes
1. Election of ten directors	Majority of votes cast	No effect	No effect
2. Approval, on an advisory basis, of the compensation of our named executive officers for fiscal year 2019	Majority of shares present and entitled to vote thereon	Same as vote against	No effect
3. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2020	Majority of shares present and entitled to vote thereon	Same as vote against	Brokers have discretion to vote
4. Approval of an amendment and restatement of our Certificate of Incorporation to allow shareholders to act by written consent	Majority of all outstanding shares	Same as vote against	Same as vote against

Q: Who will count the votes? Where can I find the voting results of the Annual Meeting?

A: Votes will be tabulated by an independent inspector of elections appointed for the Annual Meeting. Preliminary voting results will be announced at the Annual Meeting. Final voting results will be reported in a Current Report on Form 8-K, which will be filed with the SEC following the Annual Meeting.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: Applied will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. We have hired Innisfree M&A Incorporated to assist in the distribution and solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger, or via the Internet. In addition to the estimated proxy solicitation cost of $20,000, plus reasonable out-of-pocket expenses for this service, we will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to shareholders.

Q: Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with SEC rules, we are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder. On January 30, 2020, we commenced mailing a Notice of Internet Availability to our shareholders (other than those who had previously requested electronic or paper delivery) containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice of Internet Availability also instructs you on how to vote over the Internet.

This process is designed to expedite shareholders' receipt of proxy materials, lower the cost of the Annual Meeting and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Q: I share an address with another shareholder and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

A: Under a practice approved by the SEC called “householding,” shareholders who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one mailed copy of our proxy materials, unless one or more of these shareholders notifies us that he or she wishes to receive individual copies. Shareholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another shareholder and received only one set of proxy materials and would like to request a separate paper copy of these materials, please: (1) go to www.proxyvote.com and follow the instructions provided; (2) send an e-mail message to investor_relations@amat.com with “Request for Proxy Materials” in the subject line and provide your name, address and the control number indicated on your proxy card or Notice of Internet Availability; or (3) call our Investor Relations department at (408) 748-5227.

OTHER MATTERS

Shareholder Proposals or Nominations for 2021 Annual Meeting

If a shareholder would like us to consider including a proposal in the proxy statement for our 2021 Annual Meeting pursuant to Rule 14a-8 of the Exchange Act, the proposal must be received by our Corporate Secretary at our principal executive offices on or before October 2, 2020.

For a shareholder's notice of nomination of one or more director candidates to be included in our proxy statement and ballot pursuant to the proxy access right included in Section 2.15 of our Bylaws, it must be received by our Corporate Secretary at our principal executive offices no earlier than September 2, 2020, and no later than the close of business on October 2, 2020. The notice must contain the information required by our Bylaws, and the shareholder(s) and nominee(s) must comply with the information and other requirements in our Bylaws relating to the inclusion of shareholder nominees in our proxy materials.

If a shareholder seeks to propose other business or nominate a director, but does not seek to include a proposal or director nominee in our proxy statement for our 2021 Annual Meeting, notice must be received by our Corporate Secretary at our principal executive offices no earlier than November 27, 2020, and no later than the close of business on December 27, 2020.

Our Bylaws contain specific requirements regarding a shareholder's ability to nominate a director or to submit a proposal for consideration at an upcoming meeting. If you would like a copy of our Bylaws, please contact our Corporate Secretary by mail addressed to Christina Y. Lai, Corporate Secretary, Applied Materials, Inc., 3225 Oakmead Village Drive, M/S 1268, P.O. Box 58039, Santa Clara, CA 95052, or by e-mail at corporatesecretary@amat.com.

No Incorporation by Reference

In Applied's filings with the SEC, information is sometimes "incorporated by reference." This means that we are referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC rules, the "Audit Committee Report" and the "Human Resources and Compensation Committee Report" contained in this Proxy Statement are not incorporated by reference into any of our other filings with the SEC, except to the extent we specifically incorporate either report by reference into a filing. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

YOU MAY OBTAIN A COPY OF APPLIED'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 27, 2019 ON OUR WEBSITE AT *www.appliedmaterials.com* OR WITHOUT CHARGE BY SENDING A WRITTEN REQUEST TO APPLIED MATERIALS, INC., 3050 BOWERS AVENUE, P.O. BOX 58039, M/S 1261, SANTA CLARA, CALIFORNIA 95052-8039, ATTN: INVESTOR RELATIONS.

By Order of the Board of Directors

Santa Clara, California
January 30, 2020

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTED FINANCIAL MEASURES

	Fiscal Year				
	2019	2018	2017	2016	2015
	(In millions, except per share amounts)				
Non-GAAP Adjusted Earnings Per Diluted Share					
Reported earnings per diluted share—GAAP basis[1,2]	$ 2.86	$ 2.96	$ 3.25	$ 1.54	$ 1.12
Certain items associated with acquisitions[3]	0.05	0.18	0.16	0.16	0.14
Acquisition integration and deal costs	0.02	—	—	—	—
Impairment (gain on sale) of strategic investments, net	—	(0.02)	—	—	—
Loss (gain) on strategic investments, net	(0.03)	—	—	—	—
Certain items associated with terminated business combination[4]	—	—	—	—	0.03
Gain on derivatives associated with terminated business combination, net	—	—	—	—	(0.05)
Inventory charges (reversals) related to restructuring and asset impairments[5]	—	—	—	—	0.03
Other gains, losses or charges, net	—	—	(0.01)	0.01	0.01
Income tax effect of changes in applicable U.S. tax laws[6]	(0.03)	1.08	—	—	—
Income tax effects related to amortization of intra-entity intangible asset transfers	0.07	—	—	—	—
Resolution of prior years' income tax filings, reinstatement of federal R&D tax credit and other tax items[2]	0.10	(0.02)	(0.07)	0.04	(0.09)
Non-GAAP adjusted earnings per diluted share	$ 3.04	$ 4.18	$ 3.33	$ 1.75	$ 1.19
Weighted average number of diluted shares	945	1,026	1,084	1,116	1,226

1 Amounts for fiscal 2017 included the recognition of the previously unrecognized foreign tax credits.

2 Amounts for fiscal 2015 included an adjustment to decrease the provision for income taxes by $28 million with a corresponding increase in net income, resulting in an increase in diluted earnings per share of $0.02. The adjustment was excluded in Applied's non-GAAP adjusted results and was made primarily to correct an error in the recognition of cost of sales in the U.S. related to intercompany sales, which resulted in overstating profitability in the U.S. and the provision for income taxes in immaterial amounts in each year since fiscal 2010.

3 These items are incremental charges attributable to acquisitions, consisting of amortization of purchased intangible assets.

4 These items are incremental charges related to the terminated business combination agreement with Tokyo Electron Limited, consisting of acquisition-related and integration planning costs.

5 Results for fiscal 2015 primarily included $35 million of inventory charges, $17 million of restructuring charges and asset impairments related to cost reductions in the solar business, and a $2 million favorable adjustment of restructuring reserves related to prior restructuring plans.

6 Charges to income tax provision related to a one-time transition tax and a decrease in U.S. deferred tax assets as a result of the recent U.S. tax legislation.

	Fiscal Year
	2019
	(In millions, except percentages)
Non-GAAP Adjusted Gross Profit	
Reported gross profit—GAAP basis	$6,386
Certain items associated with acquisitions[1]	37
Non-GAAP Adjusted Gross Profit	$6,423
Non-GAAP Adjusted Gross Margin (% of net sales)	44.0%

1 These items are incremental charges attributable to acquisitions, consisting of amortization of purchased intangible assets.

	Fiscal Year				
	2019	2018	2017	2016	2015
	(In millions, except percentages)				
Non-GAAP Adjusted Operating Income					
Reported operating income—GAAP basis	$3,350	$4,491	$3,936	$2,152	$1,693
Certain items associated with acquisitions[1]	55	197	191	188	185
Acquisition integration and deal costs	22	5	3	2	2
Certain items associated with terminated business combination[2]	—	—	—	—	50
Gain on derivatives associated with terminated business combination, net	—	—	—	—	(89)
Inventory charges (reversals) related to restructuring and asset impairments[3,4]	—	—	—	(3)	49
Other gains, losses or charges, net	—	—	(12)	8	6
Non-GAAP adjusted operating income	$3,427	$4,693	$4,118	$2,347	$1,896
Non-GAAP adjusted operating margin	23.5%	28.1%	28.0%	21.7%	19.6%

1 These items are incremental charges attributable to completed acquisitions, consisting of amortization of purchased intangible assets.

2 These items are incremental charges related to the terminated business combination agreement with Tokyo Electron Limited, consisting of acquisition-related and integration planning costs.

3 Results for fiscal 2016 included adjustments associated with the cost reductions in the solar business.

4 Results for fiscal 2015 primarily included $35 million of inventory charges, $17 million of restructuring charges and asset impairments related to cost reductions in the solar business, and a $2 million favorable adjustment of restructuring reserves related to prior restructuring plans.

Use of Non-GAAP Adjusted Financial Measures

Management uses non-GAAP adjusted financial measures to evaluate the Company's operating and financial performance and for planning purposes, and as performance measures in its executive compensation program. Applied believes these measures enhance an overall understanding of its performance and investors' ability to review the Company's business from the same perspective as the Company's management and facilitate comparisons of this period's results with prior periods on a consistent basis by excluding items that management does not believe are indicative of Applied's ongoing operating performance.

The non-GAAP adjusted financial measures presented above are adjusted to exclude the impact of certain costs, expenses, gains and losses, including certain items related to mergers and acquisitions; restructuring charges and any associated adjustments; impairments of assets, or investments; gain or loss on sale of strategic investments; certain income tax items and other discrete adjustments. Additionally, fiscal 2019 and 2018 non-GAAP results exclude estimated discrete income tax expense items associated with recent U.S. tax legislation. Reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are provided in the financial tables presented above. There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles, may be different from non-GAAP financial measures used by other companies, and may exclude certain items that may have a material impact upon our reported financial results. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP.

Applied adopted the authoritative guidance related to revenue recognition in the first quarter of fiscal 2019 using the full retrospective method. Applied also adopted authoritative guidance related to retirement benefits in the first quarter of fiscal 2019 using the retrospective method. The adoption of these guidance required restating fiscal years 2018 and 2017 results as presented above.

PROPOSED AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF APPLIED MATERIALS, INC. (as amended to March 10, 2009)

Applied Materials, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

(1) The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on March 18, 1987.

(2) This Amended and Restated Certificate of Incorporation was duly adopted by the board of directors of the corporation and by the stockholders of the Corporation in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL").

(3) Pursuant to Sections 242 and 245 of the DGCL, the text of the Certificate of Incorporation of Applied Materials, Inc. is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Applied Materials, Inc.

SECOND: The address of the corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange StreetService Company, 251 Little Falls Drive, in the City of Wilmington, Delaware, County of New Castle, 19808-1674. The name of its registered agent at that address is The Corporation TrustService Company.

THIRD: Reserved

THIRD: The name and mailing address of the incorporator of the corporation is: Donald A.

Slichter
Orrick, Herrington & Sutcliffe 55
Almaden Boulevard
San Jose, California 95113

FOURTH: The nature of the business or purposes to be conducted or promoted by the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FIFTH: 1. The corporation is authorized to issue two classes of shares to be designated, respectively, "Preferred Stock" and "Common Stock." The number of shares of Preferred Stock authorized to be issued is One Million (1,000,000) and the number of shares of Common Stock authorized to be issued is Two Billion Five Hundred Million (2,500,000,000). The stock, whether Preferred Stock or Common Stock, shall have a par value of $.01 per share.

2. The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including but not limited to the fixing or alteration of the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares of Preferred Stock; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend and repeal from time to time any or all of the bylaws of the corporation, including bylaw amendments increasing or reducing the authorized number of directors.

SEVENTH: No action shall be taken by the stockholders except at an annual or special meeting of stockholders. No action shall be taken by stockholders by written consent.

SEVENTH: 1. Action by Written Consent. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in this Amended and Restated Certificate of Incorporation to elect directors under specific circumstances, all actions required or permitted to be taken by the stockholders of the corporation entitled to vote at an annual

or special meeting of stockholders of the corporation may be effected without a meeting by the written consent of such stockholders pursuant to Section 228 of the General corporation Law of the State of Delaware; provided that no such action may be effected except in accordance with the provisions of this Article SEVENTH, the bylaws of the corporation and applicable law.

2. Request for Record Date. The record date for determining such stockholders entitled to consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Article SEVENTH. Any stockholder of the corporation seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written request addressed to the secretary of this corporation and delivered by certified mail to the corporation's principal executive offices and signed by one or more stockholders of record ("Record Stockholders") of at least twenty percent (20%) of the outstanding shares of Common Stock of the corporation (the "Requisite Percentage") (which shares are determined to be "Owned" by such Record Stockholders in accordance with Section 2.3 of the bylaws of the corporation, as may be amended from time to time) at the time such request is delivered that shall not revoke such request and that shall continue to be Record Stockholders of not less than the Requisite Percentage through the date of delivery of consents at the time such request is delivered to request that a record date be fixed for such purpose. The written request must contain the information set forth in paragraph 3 of this Article SEVENTH. Following delivery of the request, the Board of Directors shall, by the later of (i) twenty (20) days after delivery of a valid request to set a record date and (ii) five (5) days after delivery of any information required by the corporation to determine the validity of the request for a record date or to determine whether the action to which the request relates may be effected by written consent under paragraph 4 of this Article SEVENTH, determine the validity of the request and whether the request relates to an action that may be taken by written consent and, if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors and shall not precede the date such resolution is adopted. If a request has been determined to be valid, to have been duly delivered to the secretary of the corporation and to relate to an action that may be effected by written consent pursuant to this Article SEVENTH or if no such determination shall have been made by the date required by this Article SEVENTH, and in either event no record date has been fixed by the Board of Directors, the record date shall be the first date on which a signed written consent relating to the action taken or proposed to be taken by written consent is delivered to this corporation in the manner described in paragraph 7 of this Article SEVENTH; provided that, if prior action by the Board of Directors is required under the provisions of Delaware law, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

3. Request Requirements. Any request required by paragraph 2 of this Article SEVENTH (a) must include documentary evidence of Ownership of the Requisite Percentage as of the date of such written request to the secretary of the corporation; provided, however, that if the Record Stockholders making the request are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the request must also include documentary evidence (or, if not simultaneously provided with the request, such documentary evidence must be delivered to the secretary of the corporation within ten (10) days after the date on which the request is delivered to the secretary of the corporation) that the beneficial owners on whose behalf the request is made beneficially Own the Requisite Percentage as of the date on which such request is delivered to the secretary of the corporation, (b) must contain an agreement to solicit consents in accordance with this Article SEVENTH, (c) must provide a statement of the specific purpose or purposes of the proposal to be taken by written consent of stockholders, the matters proposed to be acted on the written consent of the stockholders and the reasons for conducting such business through a written consent of stockholders and any material interest in such business of each proposing Record Stockholder, and (d) must contain (i) such information and representations required by Section 2.5 of this corporation's bylaws as though such requesting Record Stockholders are intending to nominate a candidate for director or propose other business to be brought before an annual meeting of stockholders, as applicable, and (ii) the text of the proposed action to be taken (including the text of any resolutions proposed to be adopted by written consent of stockholders and the language of any proposed amendment to the bylaws of this corporation). The corporation may require the Record Stockholders submitting such request to furnish such other information as may be requested by the corporation to determine whether the request relates to an action that may be effected by written consent under paragraph 4 of this Article SEVENTH. In connection with an action or actions proposed to be taken by written consent in accordance with this Article SEVENTH, the Record Stockholders seeking such action or actions shall further update and supplement the information previously provided to the corporation in connection therewith, if necessary, as required by Section 2.5 of the corporation's bylaws. Any Record Stockholder delivering a request required by paragraph 2 of this Article SEVENTH may revoke his, her or its request at any time by written revocation delivered by certified mail to the secretary of the corporation at the corporation's principal executive offices. Any disposition by a Record Stockholder delivering a request required by paragraph 2 of this Article SEVENTH of any shares of common stock of the corporation (or of beneficial ownership of such shares by the beneficial owner on whose behalf the request was made) after the date of such request shall be deemed a revocation of the request with respect to such shares, and each such Record Stockholder and the applicable beneficial owner shall certify to the secretary of the corporation on the day prior to the record date set for the action by written consent as to

whether any such disposition has occurred. If the unrevoked requests represent in the aggregate less than the Requisite Percentage, the Board of Directors, in its discretion, may cancel the action by written consent.

4. Actions Which May Be Taken by Written Consent. Stockholders are not entitled to act by written consent if in the good faith determination of the Board of Directors (a) the request for a record date for such action does not comply with this Article SEVENTH or the bylaws of the corporation, (b) the action relates to an item of business that is not a proper subject for stockholder action under applicable law, (c) the request for a record date for such action is received by the secretary of corporation during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the final adjournment of the next annual meeting of stockholders, (d) an identical or substantially similar item of business, as determined in good faith by the Board of Directors of the corporation in its sole and absolute discretion, which determination shall be conclusive and binding on the corporation and its stockholders (a "Similar Item"), was presented at a meeting of stockholders held not more than ninety (90) days before the request for a record date for such action is received by the secretary of the corporation, (e) a Similar Item is included in the corporation's notice of meeting as an item of business to be brought before an annual or special stockholders meeting that has been called but not yet held or that is called to be held within ninety (90) days after the request for a record date for such action is received by the secretary of the corporation, or (f) the request for a record date for such action was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended, or other applicable law. For purposes of this paragraph 4 of Article SEVENTH, the nomination, election or removal of directors shall be deemed to be a Similar Item with respect to all actions involving the nomination, election or removal of directors, changing the size of the board of directors and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors.

5. Manner of Consent Solicitation. Stockholders may take action by written consent only if consents are solicited by the stockholder or group of stockholders seeking to take action by written consent of stockholders from all Record Stockholders of capital stock of this corporation entitled to vote on the matter and in accordance with applicable law.

6. Date of Consent. Every written consent purporting to take or authorize the taking of corporate action (each such written consent is referred to in this paragraph and in paragraph 7 as a "Consent") must bear the date of signature of each Record Stockholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated Consent delivered in the manner required by paragraph 7 of this Article SEVENTH and not later than 120 days after the record date, consents signed by a sufficient number of Record Stockholders to take such action are so delivered to this corporation.

7. Delivery of Consents. No Consents may be dated or delivered to this corporation or its registered office in the State of Delaware until 60 days after the corporation has received a valid request to set a record date. Consents must be delivered to this corporation by delivery to its registered office in the State of Delaware or its principal executive offices. Delivery must be made by hand or by certified or registered mail, return receipt requested. In the event of the delivery to this corporation of Consents, the secretary of this corporation, or such other officer of this corporation as the Board of Directors may designate, shall provide for the safe-keeping of such Consents and any related revocations and shall promptly conduct such ministerial review of the sufficiency of all Consents and any related revocations and of the validity of the action to be taken by written consent as the secretary of this corporation, or such other officer of this corporation as the Board of Directors may designate, as the case may be, deems necessary or appropriate, including, without limitation, whether the Record Stockholders of a number of shares having the requisite voting power to authorize or take the action specified in Consents have given consent; provided, however, that if the action to which the Consents relate is the election or removal of one or more members of the Board of Directors, the secretary of this corporation, or such other officer of this corporation as the Board of Directors may designate, as the case may be, shall promptly designate two persons, who shall not be members of the Board of Directors, to serve as inspectors ("Inspectors") with respect to such Consent, and such Inspectors shall discharge the functions of the secretary of this corporation, or such other officer of this corporation as the Board of Directors may designate, as the case may be, under this Article SEVENTH. If after such investigation the secretary of this corporation, such other officer of this corporation as the Board of Directors may designate or the Inspectors, as the case may be, shall determine that the action purported to have been taken is duly authorized by the Consents, that fact shall be certified on the records of this corporation kept for the purpose of recording the proceedings of meetings of stockholders and the Consents shall be filed in such records. In conducting the investigation required by this section, the secretary of this corporation, such other officer of this corporation as the Board of Directors may designate or the Inspectors, as the case may be, may, at the expense of this corporation, retain special legal counsel and any other necessary or appropriate professional advisors as such person or persons may deem necessary or appropriate and, to the fullest extent permitted by law, shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

8. Effectiveness of Consent. If the Board of Directors shall determine that any request to fix a record date or to take stockholder action by written consent was not properly made in accordance with, or relates to an action that may not be effected by written consent pursuant to, this Article SEVENTH, or the Record Stockholder or Record Stockholders seeking to take such action do

not otherwise comply with this Article SEVENTH, then the Board of Directors shall not be required to fix a record date and any such purported action by written consent shall be null and void to the fullest extent permitted by applicable law. No action by written consent without a meeting shall be effective until such date as the secretary of this corporation, such other officer of this corporation as the Board of Directors may designate, or the Inspectors, as applicable, certify to this corporation that the Consents delivered to this corporation in accordance with paragraph 7 of this Article SEVENTH, represent at least the minimum number of votes that would be necessary to take the corporate action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with Delaware law and this Amended and Restated Certificate of Incorporation.

9. Challenge to Validity of Consent. Nothing contained in this Article SEVENTH shall in any way be construed to suggest or imply that the Board of Directors of this corporation or any stockholder shall not be entitled to contest the validity of any Consent or related revocations, whether before or after such certification by the secretary of this corporation, such other officer of this corporation as the Board of Directors may designate or the Inspectors, as the case may be, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

10. Board-solicited Stockholder Action by Written Consent. Notwithstanding anything to the contrary set forth above, (x) none of the foregoing provisions of this Article SEVENTH shall apply to any solicitation of stockholder action by written consent by or at the direction of the Board of Directors and (y) the Board of Directors shall be entitled to solicit stockholder action by written consent in accordance with applicable law.

EIGHTH: Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

NINTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

TENTH: 1. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent, of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph 2 hereof, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right.

2. If a claim under paragraph 1 of this Article is not paid in full by the corporation within 30 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed.

3. The right to indemnification conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Amended and Restated Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

4. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

ELEVENTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on

stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in this Amended and Restated Certificate of Incorporation, including this Article ELEVENTH, may not be amended or repealed in any respect unless such amendment or repeal is approved by the affirmative vote of not less than a majority of the total voting power of all outstanding shares of stock in this corporation entitled to vote thereon.

~~THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation to do business both within and without the State of Delaware, and in pursuance of the Delaware Corporation Law, does hereby make and file this Certificate.~~

~~/s/ Donald A. Slichter~~
~~Donald. A. Slichter~~

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation of Applied Materials, Inc. has been executed by its duly authorized officer this [ ] day of [ ], 20[ ].

Applied Materials, Inc.

By: ______________________________

Name:

Title

DIRECTIONS TO APPLIED MATERIALS BOWERS CAMPUS

3050 Bowers Avenue, Building 1, Santa Clara, California 95054


US 101
Lawrence Expwy
Bowers
Campus
Augustine
Scott Blvd
5
6
11
3
Café
2
12
1
Oakmead
Village Dr
Bowers Ave
Central Expwy
Parking
Kifer Rd
Interstate 280
Building 1
Lobby
Bowers Ave
Central Expwy



DIRECTIONS FROM HIGHWAY 101

Exit onto Bowers Avenue / Great America Parkway
Proceed to Bowers Avenue
Cross Scott Boulevard
Applied Materials Bowers Campus is on your right
Turn RIGHT into the 2nd driveway between Buildings 1 and 2
Proceed between Buildings 1 and 2 to the covered parking lot
The entrance to Building 1 is located to the left of the parking lot

DIRECTIONS FROM INTERSTATE 280

Exit onto Lawrence Expressway / Stevens Creek Boulevard
Proceed to Lawrence Expressway North. Continue for approximately 4 miles
Turn RIGHT onto Arques Avenue
Proceed on Arques Avenue, which becomes Scott Boulevard
Turn RIGHT onto Bowers Avenue
Applied Materials Bowers Campus is on your right
Turn RIGHT into the 2nd driveway between Buildings 1 and 2
Proceed between Buildings 1 and 2 to the covered parking lot
The entrance to Building 1 is located to the left of the parking lot